SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K


RECD S.E.C.
JUL 1 2 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 12, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Page 1 of 132 pages.

CRG

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains CSN's Annual Report to Shareholders for the year ended December 31, 2001 and CSN's Social and Environmental Report 2001.

ANNUAL REPORT 2001


CSN

THE COMPANY

Companhia Siderúrgica Nacional (CSN) continues to be a leader in the Brazilian steel industry. The Company's origin is related to the early industrialization process in Brazil. The excellent combination of raw material sources (own high quality iron ore mines together with sources of fluxes: limestone and dolomite), railways, ports, mill, service and distribution centers, as well as its own electric energy generation, all contribute to give CSN an effective competitive advantage. Investments in the constant modernization of production processes and in the preservation of the environment also place CSN at the vanguard of the industry worldwide.

CSN provides solutions for its clients through a vast range of products which are closely connected to their final use: hot rolled products (for tubes, wheel rims, gas cylinders, car chassis and construction profiles), cold rolled products (automotive and home appliances), tin plate (for packaging) and galvanized steel coils (for car bodies, shapes for civil construction and home appliances). CSN seeks to combine product excellence with specific client requirements by providing services organized around Market Business Units targeted to specific economic segments.

CSN'S MISSION

- Create shareholder value.
- Focus on customer needs and offer integrated steel solutions based on excellent products and services.
- Maintain our position as a steel producer with one of the lowest production costs and highest EBITDA margins, worldwide.
- Respect the environment and communities where it operates.
- Become a global player by optimizing the use of its infrastructure (mines, ports and railways) and exploiting its cost advantages, thus enhancing the Company's growth possibilities.

Performance Indicators (Controller)

Operational and Financial	Unit	1997	1998	1999	2000	2001
Crude steel production	ton/1,000	4,793	4,705	4,846	4,782	4,048
Volume of products sold	ton/1,000	4,538	4,064	4,545	4,311	3,983
Number of employees	–	10,995	9,829	9,343	9,302	9,179
Operational productivity	ton/man/yr	542	621	668	701	646
Gross revenue	R$/million	3,011	2,875	3,355	3,913	4,010
Net revenue	R$/million	2,556	2,425	2,807	3,239	3,284
EBITDA	R$/million	836	857	1,101	1,297	1,272
Net profit	R$/million	450	464	332	1,640	296
Profit per 1,000 shares	R$	5.99	6.47	4.63	22.87	4.13
Deliberated interest on equity capital	R$/million	196	246	190	330	130
Interest on equity capital and proposed dividends	R$/million	40	–	53	1,588	90
Return on Equity (ROE)	%	10.23	10.10	5.50	28.55	5.74
EBITDA over net revenues	%	32.71	35.34	39.23	40.05	38.73
Net income/Net revenues	%	17.62	19.15	11.83	50.64	9.01
Third-party resources over own resources	–	0.78	0.69	1.03	1.69	1.78

Market Indicators	Unit	1997	1998	1999	2000	2001
Closing Price of CSN	R$/1,000 shares	12.13	12.32	34.15	30.70	36.56
Market Value	R$/million	913	884	2,450	2,202	2,618



Annual Report 2001



To our Shareholders,

We would first like to thank our shareholders for their confidence in the Company; our clients for choosing our products and services; our suppliers for the important partnership we have; and our employees for their endeavor and dedication which have enabled us to overcome the challenges and difficult times in 2001.

The world economy was thrown into turmoil by a climate of uncertainty following the terrorist attacks in the United States and the serious economic crisis in Argentina. The Brazilian economy suffered the impacts of not only these events but also the crisis in the domestic power generation and supply, the effects of which had already begun to be felt in the first half of the year.

This unfavorable environment caused the Brazilian Real to depreciate sharply against the US dollar. As a consequence, the Company sought to minimize this impact through hedging instruments. At the end of the year, the extreme volatility of the Real forced us to adopt an increasingly protective stance which, however, proved ineffective in the short term. Following a review of our funding and hedging strategy, we chose to reduce our exposure to foreign currency volatility, and for the first time since the Company's privatization, raised funds in the domestic market.

While the energy crisis impacted some productive sectors of the domestic economy, it also enabled us to reap the rewards of our strategic plan which began in 1995. From 1996, we began an investment program, now concluded, in power generation, in order to guarantee our own electricity supply at competitive costs. In the face of the recent crisis, this strategy has proved to have been an even more savvy one: not only were we able to continue to supply our customers without any interruption, but we were actually able to increase our consolidated revenue through the sale of electric energy surpluses to the market.

At the same time that we overcame the challenges of an adverse macroeconomic environment, in 2001 we also embarked on a new chapter in the history of the Company. We were able to meet important objectives set forth in our strategic plan of 2000, and add value to our operations.

As part of this process, we created a new Commercial Division, with individual market units to focus on specific industrial segments. These units are already operating, establishing closer long-term relationships with our clients. In addition, we began the globalization of the Company through a cold-rolling and galvanization unit in the United States, the world's largest steel market.

We successfully completed the modernization of key production equipment (blast furnace and hot strip mill) and at the same time concluded the implementation of an integrated management system which will enable us to achieve higher productivity with lower costs. Both of these initiatives marked the end of a major investment cycle in the modernization of our Volta Redonda (State of Rio de Janeiro) "Presidente Vargas SteelWorks" (Usina Presidente Vargas – UPV). This project had begun in 1996 with a total investment of US$2.2 billion and has transformed the UPV into a state-of-the-art steel mill, both from an operational and environmental point of view.

With the divestment of our stakes in Companhia Vale do Rio Doce (CVRD) and Light, we have been able to concentrate CSN's focus on the growth of the steel business while at the same time distribute dividends and interest on equity to considerably increase shareholder return. In line with our dividend policy, approved in December 2000, the Company's income is available for distribution to our shareholders provided that our corporate strategy is preserved, our obligations are met, essential investments are made and we maintain a sound financial position. For this reason, we are in a continual state of transformation, executing projects that increasingly add value to our Company and always aiming to achieve an adequate return on capital employed.

Thus, in CSN's 60th Anniversary, we feel rejuvenated. We are developing new competencies to face the challenges in a business that is increasingly competitive, which demands greater production scale and where international trade flows are changing. We are conscious of the challenges we will have to meet. However, the competitive advantages and strategies on which the Company is built bestow us with confidence as we are increasingly effective in providing solutions for our clients while at the same time we are expanding our presence in such a highly competitive market as the steel industry.

Benjamin Steinbruch

Chairman of the Board of Directors

"We defined our business strategy for growth through joint decisions and in two Strategic Planning cycles, one in 1999 and the other in 2000. In 2001 we took important steps towards the achievement of our objectives."

04

BUSINESS STRATEGY

Maria Silvia Bastos Marques

CSN's strategy for growth is based on three business objectives, namely: Competitiveness, Customer Focus and Internationalization.

Thanks to the modernization of the Presidente Vargas Steelworks in 2001 – with the revamping of Blast Furnace #3 (BF-3) and Hot Strip Mill #2 (HSM-2) – coupled with the integration of our logistics and the guarantee of high quality iron ore supplies, we are today one of the steel mills with the lowest production costs in the world. We have maintained EBITDA margins of 38% or higher, a level that exceeds by far the margins of our international competitors.

BOARD OF EXECUTIVE OFFICERS



Maria Silvia Bastos Marques
CEO



José Paulo de Oliveira Alves
Executive Officer - Infrastructure & Energy



Albano Chagas Vieira
Executive Officer - Operations



Antonio Mary Ulrich
Executive Officer - Corporate Center and Investor Relations



Vasco Dias Jr.
Executive Officer - Commercial



The Brazilian steel industry, although highly competitive, is rather small in scale when compared to our main competitors, suppliers and customers. From this perspective, the quality of our operating assets places us in a comfortable leadership position from which to expand into the international steel market, during this phase of consolidation. The fact that we maintain business operations abroad is a very important factor if we are to become stronger and meet the local demands of our global customers.

We took a first decisive step towards internationalization when we secured the right to acquire, in 2003, shares of a limited liability company in the United States, which has absorbed the assets belonging to Heartland Steel in Terre Haute, Indiana. This process is a continuous challenge since it requires extensive analysis of business opportunities. Thus, despite the healthy growth of the domestic market, which we believe to be long-term in nature, we will continue to pursue alternatives aimed at accelerating return on investment for our stockholders.

Our commercial strategy, focused on providing tailor-made solutions to our customers, is an important element in our plans to become a global competitor. We have created Market Units – each with its own targets and strategies – under the new Commercial Division – to help us concentrate our efforts on the industrial segments with which we do business. This decision began to bear fruit in 2001. Also, with the investments made in "CSN – Indústria de Aços Revestidos S.A. (CISA)", GalvaSud and "Indústria Nacional de Aços Laminados – INAL S.A." we have expanded our product line and service range, as well as consolidated our relationship with some important customers.

Our challenge, therefore, over the long term is: to continue introducing new services and developing creative solutions for our customers, creating value throughout the entire production chain – and beginning with the flat steel items that we manufacture.

[illegible]
[illegible]
extensive upgrades [illegible]
our plant facilities, and
severe energy shortages
in our country, we still
succeeded in
maintaining our
operating margins
among the highest in
the world steel
industry."



OPERATING
AND FINANCIAL PERFORMANCE

Maria Sílvia Bastos Marques

CEO

During 2001 several important events both internationally and domestically impacted CSN's results and balance sheet. While on the one hand, the 5% increase in demand for flat steel was positive for the Company, lower GDP growth prospects (1.5% against an initial forecast of about 4%) and the consequences of the terrorist attacks in the United States and the Argentinian crisis brought us new challenges.



The foreign exchange rate was the first to suffer the effects of growing international uncertainty. The exchange rate volatility (the Real depreciated against the dollar to a low of R$ 2.80 on September 21 and closed at R$ 2.32 on December 31) impacted our financial results by R$ 1.4 billion, since 96% of our gross consolidated debt on December 31, 2001 was denominated in dollars. Consequently, CSN has chosen to defer part of the foreign exchange loss in 2001 – R$ 745.5 million, now to be amortized through 2004.

In the global context, steel output remained buoyant and similar to the preceding year with production cuts in the United States, Europe and South America being offset by equivalent increases in other regions, notably Asia. International prices slumped 37%, when comparing average prices for the first half of 2000 to those of the second half of 2001. Several sector analysts have seen the potential for a price recovery in the second half of 2002, in the light of the production cuts made by several countries in late 2001.

Meanwhile, although Brazil's energy crisis had an adverse effect on the country's economy as a whole, in 2001 CSN was able to generate approximately R$ 545 million in additional net revenue from the sale of surpluses of electric energy to the Brazilian market. On the other hand, several major productive segments were severely hit by the crisis – among which was the home appliance industry, one of our main market segments.

10

Price of Hot Rolled Products – International Market

US$/ metric tonnes – FOB Price

1H00	2H00	1H01	2H01
324	260	213	205

Source: Metal Bulletin

Production and Costs

Due to the revamping of production equipment – Blast Furnace #3 (BF-3) and Hot Strip Mill #2 (HSM-2) – in 2001, we produced 4.0 million tonnes of crude steel and 4.1 million tonnes of rolled products (measured at the output of our continuous casting facility and hot strip rolling mill, respectively, which due to normal production losses differs from inventory inputs). Year-over-year, the Company's crude steel output declined 0.7 million tonnes while rolled product production was also down by 0.5 million tonnes. On the other hand, the newly revamped blast furnace is now operating with significantly improved productivity, with economies of scale and reduced scrap requirements from third parties. Additionally, in 2002, CSN's nominal installed capacity grew to 5.4 million tonnes of crude steel and 5.1 million tonnes of rolled products. By the end of 2002, this capacity is expected to reach 5.8 million tonnes of crude steel and 5.4 million tonnes of rolled products.

Over the past five years, the average productivity based on crude steel output per man/year grew by 19%. This growth reflects cost savings, internal restructuring and investments made during this period to optimize processes and add value to our products. In 2001, productivity fell approximately 8% due the lower level of crude steel production, caused by the revamping of BF-3.

Overall production costs included the impacts of a higher percentage of slabs acquired from other producers due to the stoppage of BF-3, lower electric energy purchases from Light due to the higher internal supply from our Thermoelectric Co-generation Power Plant (CTE) and a lower portion of general manufacturing expenses, mainly in relation to maintenance activities.

Breakdown of Total Production Costs


2000
18%
34%
25%
1%
13%
9%
2001
17%
20%
6%
Raw materials
Acquired slabs

Sales, Revenue and Cost of Goods Sold

Sales of rolled products and slabs totaled 4 million tonnes in 2001, 0.3 million less than in 2000, most of this decline reflected in reduced exports of hot rolled products. Sales volume in the domestic market was 13 thousand tonnes higher in spite of the energy rationing and the revamping of HSM-2 and BF-3. During the construction and subsequent learning curve of the HSM-2, there was a decline in the output of finished products and therefore some temporary loss in CSN's domestic market share in some segments. This loss, however, was progressively recovered in the final months of the year.

Net revenue totaled R$ 3.3 billion, similar to 2000 – the fall in volume being offset by higher prevailing prices and by a better product mix (see *Explanatory Note* – EN 19). Gross profit was boosted by R$ 256.4 million, reflecting the price increases and gains accruing from the depreciation of the Real on export revenues. Further, the sales mix of rolled products improved, with coated products accounting for 44% of these sales as opposed to 42% in 2000. CSN also concentrated its sales on the domestic market to a greater degree in 2001.

Breakdown of Sales to the Domestic Market by Segment



2000 – 3,259 thousand tonnes
13%
11%
17%
19%
40%
2001 – 3,272 thousand tonnes
17%
11%
16%
20%
36%
Automotive
Construction
Home Appliances & OEM
Packaging
Distribution

Still in the domestic market, sales to the Distribution Segment were lower, offset by greater demand from the automotive industry. The relative change of emphasis in these two areas is reflected in sales to the affiliated companies comprising the CSN Group, namely – to the "Indústria Nacional de Aços Laminados – INAL S.A (Inal)" and to "GalvaSud S.A (GalvaSud)". In the case of Inal, lower volume was due to the decision to reduce inventory levels at this company. On the other hand, for GalvaSud, which produces galvanized products for the automotive sector, the positive variation in sales reflects the start-up of the Company's commercial operations in the first quarter of 2001.

Breakdown of Sales to the Export Market by Region

2000 – 1,052 thousand tonnes **2001 – 711 thousand tonnes**


11%
24%
19%
27%
19%
8%
38%
19%
20%
15%
Nafta
Latin America
Europe
Asia
Others

At the end of 2001, we resumed slab exports, especially to the United States and Mexico, these markets accounting for the increase in our exports to the NAFTA block. As a result of investments in BF-3, we are producing a surplus of this product, which should continue to be sold in international markets, in line with the Company's long-term strategy.



Cost of Goods Sold (COGS) amounted to R$ 2.1 billion, an increase of R$ 106 million in relation to 2000. Although our sales were down, the Company's results were negatively impacted by the effects of the major revampings and the appreciation of the dollar against the Real (see *EN 19*). Lower production levels caused principally by the programmed stoppages resulted in a reduced dilution of fixed costs with a negative effect on cost of goods sold estimated at R$ 78 million. Additionally, and in order to keep its rolling mill fully operational during the stoppage of the BF-3, CSN acquired slabs from third party suppliers at higher costs compared to its own production cost levels. In 2001, 571,000 tonnes of slabs were acquired in this way, as against 50,000 tonnes in 2000. These additional costs, together with higher coal prices, were responsible for negative variations, which were partially offset by positive effects from lower raw material consumption (including fuel for its furnaces). Here the net estimated impact was an increment of R$ 28 million in COGS. The total R$ 106 million increase in COGS represented an erosion of R$ 87 million in EBITDA in relation to the preceding year.

In 2001, for the same reasons mentioned above, we posted a gross profit of R$ 1.2 billion, 5% lower than in 2000. At the end of 2001, CSN reported a gross margin of 36%, or 2.4 percentage points lower than in 2000.

Operating Expenses & Revenues

We adjusted the provision for doubtful accounts in the Company's sales expenses to reflect a better credit risk of our receivables. This adjustment had a positive impact of R$ 29.5 million on operating results. Administrative expenses were up by R$ 19.2 million due to higher variable remuneration (based upon pre-defined and specific targets) paid to our managerial personnel as well as bonuses which were awarded to our employees.

Finally, a non-recurring item was recorded related to the receipt of an insurance reimbursement in 2000 covering losses associated with an accident that occurred in 1996 at the Cold Strip Mill #2, which accounted for a shortfall of R$ 46.9 million in relation to 2001.

Financial Results

The financial result (financial income less financial expenses and net monetary/exchange rate variation) was a negative R$ 890.0 million in 2001, R$ 316.6 million worse than in 2000, largely reflecting the trend in the foreign exchange rate during the period. The dollar closed the year at R$ 2.32, representing an accumulated devaluation of the Brazilian Real of 18.7% in the period. As of June, we had already accumulated a foreign exchange loss of about R$ 1 billion on the principal amount of our foreign currency denominated debt. Due to this scenario and the prospects of further depreciation of the Real against the dollar, we decided to increase our protection against foreign exchange fluctuations through additional derivative operations. This strategy proved to be effective up to the end of October, when the Real/dollar rate closed at R$ 2.71. However, the subsequent appreciation of the Real in November and in December reversed the gains obtained from our financial hedging operations up to that date. (*See EN 21*)

As was the case in 1999, publicly held companies have been permitted to defer possible foreign exchange losses for a maximum term of four years. As per CVM Rules 404/01 and 409/01, we opted to defer these losses, registering a balance of R$ 494.3 million on December 31, 2001, net of fiscal effects, to be amortized up to 2004. Additionally, in accordance with CVM rule 294/99, we posted a remaining net balance of R$ 70.9 million on the same date, relating to the deferral of foreign exchange losses incurred in 1999. In 2001, a total amortization of R$ 739.3 million was made, covering to both deferrals. (*See EN 12*)

16

Equity Results

When compared to 2000, the reduction of R$ 939.5 million in equity income reflects the gain of R$ 1.2 billion from the sale of the Company's stakes in "Light – Serviços de Eletricidade S.A (Light)" and "Valepar S.A. (Valepar)" in 2000, both of which were held by wholly owned subsidiaries in that year. The reduction in equity income was partially offset by profit from the sale of electric energy surpluses in 2001 through CSN Energia S.A. (CSN Energia), an affiliated company. In spite of energy rationing, our strategic investments in the electric energy sector over the past few years have guaranteed not only supplies to the UPV but also permitted the generation of surpluses, producing a positive impact of R$ 376 million on the equity income item in relation to 2000. (*See EN 10*)

The appreciation of the dollar was the other item which affected equity income. For the companies in the CSN Group, the impact was a positive one since the translation effect of dollar investments (offshore companies) generated a foreign exchange gain in excess of the losses registered on Brazilian investments exposed to the dollar. Of particular note in this latter case are CSN Indústria de Aços Revestidos S.A (CISA) and MRS Logística S.A. (MRS), both carrying dollar debt for financing their respective investment projects.

Income Tax and Social Contribution

A higher distribution of interest on equity in 2000 generated a further R$ 200.5 million in *income tax and social contribution* benefits compared to 2001.

We would also highlight the negative impact of R$ 177.8 million related to income tax and social contribution expenses on accumulated profits recorded by overseas subsidiaries. This impact was partially offset by the reduced basis for calculation in light of the lower results registered by the Company during the year. (*See EN 8*)

Net Income and EBITDA

We recorded a net profit of R$ 296 million in 2001, negatively impacted by the volatility in the Real/dollar rate during the year, principally in the final quarter of the year.

When compared to 2000, in which we posted record profit of R$ 1.6 billion, the comparatively weaker net profit in 2001 reflects mainly the non-recurring gain from the sale of the stakes in Light and Valepar in 2000.

In spite of the effects of the major modernization initiatives at BF-3 and of HSM-2, EBITDA, the indicator for operating cash generation, once again reached the R$ 1.3 billion mark, corresponding to 39% of net revenue – one of the highest margins in the industry. (*See EN 24*)



836
857
1.101
1.297
1.272
33
35
39
40
39
1997
1998
1999
2000
2001
EBITDA (millions of R$)
EBITDA Margin

Distribution of Results

For the fiscal year ending December 31, 2001, the Company's proposal for the distribution of results, adjusted by the realization of the revaluation reserve, is as follows: withholding of R$ 186.4 million, divided in R$ 14.8 million for the constitution of legal reserve and R$ 171.6 million for revenue reserve and the proposal of interest on equity of R$ 90 million, in addition to the R$ 130 million already approved and paid in June 2001, resulting in a total payout of R$ 220 million to be distributed as a mandatory minimum dividend.



Added Value

In 2001, the added value amounted to R$ 2.5 billion (*see EN 23*), posting a different distribution pattern in relation to 2000, principally due to a significant payment of dividends and interest on equity on the basis of the record net income reported for that year.



2000
10%
10%
23%
33%
24%
2001
9%
3%
15%
40%
33%
Labor
Taxes (Government)
Interest and Exchange Variation
Interest on Equity and Dividends
Retained Earnings for the period

Consolidated

Net Revenue

Consolidated net revenue in 2001 totaled R$ 4.0 billion, R$ 698.2 million higher than recorded by the Parent Company. This positive variation represents largely the sale of energy surpluses by CSN Energia in the amount of R$ 545 million.

The consolidated share of coated products as a percentage of total sales of rolled products was 46%, 2 percentage points more than reported by the Parent Company. This difference reflects the fact that GalvaSud purchases cold rolled coils from CSN for production and sale of galvanized products.

Net Income and EBITDA

In 2001, we recorded a consolidated net income of R$ 299.8 million in line with the results of the Parent Company although R$ 1.5 billion less than in 2000. This fall essentially reflects the variation in net income at the Parent Company as explained above.

Consolidated EBITDA totaled R$ 1.7 billion in 2001, with a margin of 43% on net revenues. This value exceeds the EBITDA for the Parent Company by R$ 426.5 million, the difference representing principally the result of energy sales by CSN Energia. For the same reason, the consolidated EBITDA improved by R$ 369 million compared with 2000. *(See EN 24)*

Net Debt

The consolidated net debt of R$ 4.9 billion (US$ 2.1 billion) in December 2001, was R$ 1.1 billion higher compared with the position at the end of 2000. This growth largely represents the translation effect of the change in the foreign exchange rate on the Company's U.S. dollar denominated debt. The U.S. dollar exchange rate increased R$ 0.365 in 2001 and the Company's cash reserves were lower.

Net consolidated cash flow in 2001 was negative in R$ 705.2 million, registering a year-end balance of R$ 660.4 million. The primary movements were the inflow of R$ 3.3 billion relating to the financial settlement of the sale of stakes in Light and Valepar, and the payment of R$ 2.8 billion in dividends and interest on equity (as decided by the respective AGM's for 2001 and 2000).

Breakdown of Consolidated Debt (R$ millions)

	2000	2001
Short term	**2,086**	**2,729**
In Brazilian Reais	66	67
In Foreign Currency	2,020	2,662
Long term	**3,072**	**2,842**
In Brazilian Reais	160	175
In Foreign Currency	2,912	2,667
Total Gross Debt	**5,158**	**5,571**
Cash and cash equivalents (Current + Long-term Assets)	**1,366**	**671**
Net Debt	**3,792**	**4,900**

Other major items contributing to lower cash balances were the significant capital expenditure during the year, particularly the modernization of BF-3 and HSM-2 as well as the funds necessary for the repurchase of US$ 287 million in Euronotes by CSN Iron S.A. (Iron), in June, and for the payment of the securitization of US$109 million in February.

Also to be highlighted was the funding obtained from a U.S. Commercial Paper program of US$ 250 million in April and US$ 220 million in October, substituting the Commercial Paper lines of US$ 250 million and US$ 300 million paid in April and August, respectively.

Performance Ratios – Parent Company

	Unit	1997	1998	1999	2000	2001
Operations						
Crude steel production	thousand	4,793	4,705	4,846	4,782	4,048
Sales volume (steel products)	tonnes	4,538	4,064	4,545	4,311	3,983
Number of employees		10,995	9,829	9,343	9,302	9,179
Productivity	t/m/y	542	621	683	701	646
Finished products inventory	000 tonnes	250	259	273	333	354
Financial						
Gross revenues	R$ mm	3,011	2,875	3,355	3,913	4,010
Net revenues	R$ mm	2,556	2,425	2,807	3,239	3,284
EBITDA	R$ mm	836	857	1,101	1,297	1,272
EBITDA margin	%	33	35	39	40	39
Gross profit	R$ mm	881	927	1,063	1,257	1,196
Gross margin	%	34	38	38	39	36
Net income	R$ mm	450	464	332	1,640	296
Net margin	%	18	19	12	51	9
Earnings per share	R$/ADR	6	6	5	23	4
Dividends/interest on equity (approved/proposed)	R$ mm	236	246	243	1,918	220
Return on equity (ROE)	%	10	10	6	29	6
EBITDA/financial expenses		2.6	2.5	1.4	1.6	2.4
Net debt/EBITDA		1.4	1.6	2.0	2.7	4.2
Net indebtedness	%	27	30	38	61	102
Added value	R$ mm			2,095	3,750	2,467
Stock Exchange						
Share price at year end*	R$/ADR	12.13	12.32	34.15	30.70	36.50
Market value*	R$ mm	913	884	2,450	2,202	2,618

(*) Series adjusted by dividends/interest on equity.

"2001 was a milestone in our operational modernization and upgrading program. The successful revamping of Blast Furnace 3 and Hot Strip Mill 2 enabled us to raise our production capacity, streamline our management controls and improve the quality of our products."



INVESTMENTS


23

The year was a particularly significant one for capital investments. In the period, we concluded an important stage in the modernization of the Presidente Vargas SteelWorks (UPV), with the revamping of the BF-3 and HSM-2 – both of them major undertakings involving 7,000 workers.


24

The relining work done on BF-3, completed in 97 days, included various structural alterations based on new cooling technologies and the use of thinner refractory bricks. With the increase in volume, the new blast furnace now has an expanded nominal capacity for pig iron production which will translate into an effective installed capacity of 5.8 million tonnes of crude steel annually by the end of 2002. Total capital expenditure in this project was R$ 395 million, of which R$ 219 million was invested in 2001. The equipment's minimum useful life is 20 years.

The complete modernization of the HSM-2 was carried out in 22 days during the downtime of BF-3. The new technologies will allow for improved product dimensions and shapes in order to comply with the most demanding of client specifications. In addition, the entire production control was computerized, thus increasing the effective capacity from 5 to 5.4 million tonnes. CSN invested R$ 321 million into this project (R$ 257 million in 2001).

In 2001, we invested R$ 6.6 million on research and development with the support of international consultants and specific Brazilian entities for technological development.

The year was also marked by the implementation of the integrated system for planning and production control. In 1999, we began the first phase of the project involving the financial, sales and administration of materials modules of the SAP® R/3 system. The second phase – the SIGA - PP project (Production Planning and Costs) – was implemented in July 2001. The objectives of this system, which involved an investment of R$ 55 million, were: to introduce an integrated business model focused on the management of processes; ensure a stricter adherence and a more rapid response to the company's requirements as well as to update hardware infrastructure and software solutions. CSN was one of the first companies in the world to implement and operate a system of this size without the need for any production stoppages.

Two additional projects of major importance were begun in 2001 with our forecast for partial completion by the end of 2002: Logistics Chain and e-business. The Logistic Chain Project will improve client service and integrate CSN's external logistics infrastructure with its associated companies, clients and suppliers. The investment to date has totaled R$ 7.6 million. Once implemented, the project is expected to reduce our transport costs by approximately 5%. With the e-business project, we intend to automate the entire procurement process and at the same time, begin to automate sales, with priority given to our own distribution network. The estimated cost savings by the third year of the project are about R$ 9 million per year.


We are going through a
period of sweeping
changes in the steel
industry. The challenges
brought about by the
wave of protectionism
represent risks to be
addressed as part of our
growth strategy. On the
other hand, they also
open up new
opportunities for
consolidation."

Maria Silvia Bastos Marques

CEO

RISKS

AND CHALLENGES

Foreign Currency Exposure

The floating foreign exchange rate system adopted in Brazil and the fact that 96% of the Company's consolidated net debt on December 31, 2001 was foreign currency denominated imply a major exchange rate risk. This could have an adverse effect on the net financial result as well as the Company's balance sheet depending on Real/dollar exchange rate fluctuations.



To reduce this exposure, we concluded a number of financial hedging operations, using call options and forward currency sales besides foreign exchange rate swaps. However, some of these operations have had a negative impact since hedging transactions also carry a currency risk as the Real started to appreciate against the dollar in the final quarter of 2001.

In light of these circumstances, we made a decision to increase our indebtedness in Reais from the beginning of 2002. On March 1, 2002, we completed a successful debenture issue of R$ 690 million in the local market.

In addition, as the State of Rio de Janeiro's largest exporter, CSN also relies on export revenue flows which serve as a partial hedge against foreign exchange rate fluctuations. In 2001, this revenue corresponded to R$ 463 million - 12% of our gross total revenues. Approximately 30% of our production cash cost is exposed to foreign exchange rate risk.

Raw material price risks

CSN's main raw materials are iron ore, coal (to produce coke, which is in turn used to reduce iron ore), limestone, dolomite, manganese, zinc, tin and aluminum.

CSN obtains iron ore, limestone and dolomite from its own mines located in the State of Minas Gerais. All the Company's coal requirements are imported and due to the cyclical nature of the industry, the price and quantities stipulated in the international contracts are negotiated annually. This implies that costs vary from year to year. In 2001, contracts for imported coal were an average of 38.5% higher in dollars, which had a negative impact on operating costs. However, this effect was attenuated by the exercising of call options on coal purchases previously contracted with values established before the latest round of price increases.

Although CSN acquires zinc, tin, manganese and aluminum from local suppliers, the prices of these raw materials are all quoted in U.S. dollars.

Regulatory Risks

Export Market/USA

In response to the growing world output of steel, with the consequent softening in prices in the international market, countries representing major importers have been adopting protectionist measures such as Antidumping ("AD") policies and Countervailing Duties ("CVD"). These trade barriers already have and, will possibly continue to have, an adverse effect on the Company.

On March 5, 2002, the U.S. President announced his decision with respect to safeguards for the domestic steel industry (Section 201 of the US Trade Law) following the report on steel imports by the U.S. International Trade Commission (ITC). The President decided to introduce measures to protect the US steel industry initially for a period of three years as of March 20, 2002. For those products which involve CSN, two types of barrier have been established against exports to the U.S.:

- for imports of flat rolled products with the exception of tin plate, a 30% surcharge will be imposed in the first year, 24% in the second year and 18% in the third year;

- in the case of steel slabs, an import quota has been established of 4.9 million tonnes in the first year, 5.35 million tonnes in the second year and 5.81 million tonnes in the third year.

Slab exports which exceed these quotas will incur the same surcharge as that on flat rolled products. Imports of steel products from Mexico and Canada, members of NAFTA, as well as Israel, Jordan and some developing countries whose exports to the USA have been traditionally small, were excluded from these restrictions. In the case of steel slabs, Brazil, the largest exporter to the U.S., will receive 52% of the quota mentioned above, based on Brazil's highest level of export volume to this market, registered in 1999.

The measures that have been announced will restrict the import of flat steel and could present a barrier to the U.S. slab market where Brazilian producers and CSN in particular, have been so successful due to very competitive costs. However, negotiations are underway which could mean a more positive outcome to the current situation. For flat finished steel, the U.S. market accounted for 12% of CSN's total exports in the last three years.



Energy Sales

The electric energy wholesale market in Brazil is regulated by the Brazilian government which has powers to control tradable volumes, access to consumers, pricing levels, payment terms and the supply of energy surpluses. The financial settlement of the transactions in this market can also be impacted by decisions taken by the Energy Management Clearing House and by ANEEL, the industry regulatory agency in Brazil. We have made investments in both thermal and hydroelectric generation, the result of which has been electric energy surpluses which we sold to the wholesale energy market during the course of 2001.

Globalization

As part of our strategy of exploring other markets for potential expansion, in June 2001, we obtained the right to acquire assets and liabilities of Heartland Steel, a flat-rolled steel processing facility, in Terre Haute, Indiana. On July 16, 2001, the Company ceded the right to acquire these assets to a limited liability company (LLC). We should be acquiring all the quotas in LLC in the next two years. The Company hopes to convert these installations into an integrated plant by either building or buying a hot rolling facility. This equipment, if acquired, will provide additional cost advantages by completing the necessary link between the slab and the cold rolling process, thus allowing better margins in the sale of higher value-added products to the North American market.



We are going through a moment of profound changes inside CSN. In terms of commercial strategy, our ultimate objective is to provide steel solutions by building long-term relationships with our customers."



FOCUS ON THE CLIENT

32

Vasco Dias Jr.

Executive Officer - Commercial

Established in 2000, in their first year of operations, the Market Units for Packaging, Construction, Automotive, Home Appliances & Original Equipment Manufacturers and Distribution reported considerable progress in improving relationships with the clients and consolidating CSN's position in these segments.




Lava-louça
Solution
LIGA · DESLIGA
8 serviços

We implemented a just-in-time supply system at the Automotive Unit for some of the auto assemblers through branches located in São Paulo and in Betim/MG. Based on the reduction in lead-time, various benefits accrued to the clients in terms of quality of service as well as inventory levels. The year also saw the consolidation of GalvaSud, which operates in the automotive market as a joint venture with Thyssen-Krupp Stahl AG and in which CSN holds a 51% stake in the capital stock. The unit's sales in the automotive market have been enabled by the ISO 9001 and QS 9000 certification obtained during the course of 2001.

The expansion of the client portfolio was the high point of the Construction Unit thanks to the growth in the market for roofing and steel thermo-acoustic panels. Also of importance was the use of CSN's steel construction system for the building of houses, sheds and commercial establishments. 130 units were built in 2001– a 40% volume growth in relation to 2000. In January, CISA's service center started operations and by September, the longitudinal and transversal cut lines were operating at their annual nominal capacities of 60.000 and 35,000 tonnes, respectively.

At the Packaging Unit, CSN engaged in a more proactive relationship with the productive chain, which resulted in the introduction of new industrial uses for steel packaging such as soluble coffee, canola oil and dry animal feed.

The Home Appliances & OEM Unit implemented engineering activities with Company engineers at clients' facilities and introduced just-in-time supply systems. CISA's service center also provides solutions in this segment.

In March 2001, CSN concluded an important stage in its survey of clients of the Distribution Unit, who are end users of the Company's products. This system will be key to learning the needs of our clients and establish closer relationships with them. We also inaugurated CSN's branch in the State of Paraná, adjacent to CISA's plant, thus bringing the Company geographically closer to those strategic clients located in the southern region of Brazil and enabling it to service them more efficiently. This Unit also encompasses the activities of CSN's subsidiary Inal, the second largest steel distributor in the country. During 2001, Inal transferred its export portfolio to CSN to focus on the domestic market.



In a year of energy shortage, we reaped the benefits of a sound decision made in 1996 to invest in the energy sector. With our own power generating facilities producing more energy than we consume, we were able not only to honor the commitments assumed with our customers, but also to generate extra revenues amidst an overall economic slowdown."

INFRASTRUCTURE

AND INTEGRATED LOGISTICS

José Paulo de Oliveira Alves

Executive Officer - Infrastructure & Energy

Logistics

In 2001, for the fourth consecutive year since it was leased, the Sepetiba Port Coal Terminal (Tecar) achieved its main objective: to reduce CSN's coal and coke handling costs. This was made possible thanks to the better operating performance and enhanced client services. Some 3.2 million tonnes of coal destined for CSN were unloaded at the port, together with 1.2 million tonnes of general cargo for various clients. In 2002, in addition to the ongoing challenge of cost rationalization, Tecar aims to further diversify the cargo throughput as well as achieve a 20% increase in cargo volume.





Sepetiba Tecon S.A. (Tecon), in which CSN holds direct and indirect stakes of 50% (CVRD has the other 50%), has begun operating its two portainers post-panamax at the container terminal. In addition to containers, Tecon handles steel products, vehicles and other general cargo. CSN has been consolidating the shipment of its overseas sales through this terminal. In 2001, we shipped 465,000 tonnes, or 65% of total export volume, through Tecon.

MRS, the railway linking the states of Minas Gerais, Rio de Janeiro and São Paulo, in which CSN holds a 32% stake, once more reported record levels of freight volume: 69 million tonnes in 2001. MRS is of vital importance in CSN's logistic chain, as it carries all iron ore feedstock from the Casa de Pedra mine to the Presidente Vargas SteelWorks in Volta Redonda as well as coal and coke from the Port of Sepetiba. In addition, MRS also connects the UPV to the port of Rio de Janeiro and important markets in the south-east region. In 2001, MRS carried approximately 11 million tonnes of raw material and finished products for CSN, representing 16% of the railway's total volume.

About 53% of our sales in 2001 were carried by railway. If only overseas sales are considered, then this number jumps to 97%. The shipment of our products to domestic clients via rail exceeded 40% of the total in 2001, representing more than double the percentage in 1999, as can be seen in the following graph:

% of total shipments by railway


19
25
41
86
99
97
43
48
53
Domestic Market (DM)
Exports (E)
DM + E
1999
2000
2001

Energy

Besides the CTE, which has been operating since December 1999, CSN holds stakes in two hydroelectric energy generation ventures: the Itá and Igarapava plants. Additionally, it still maintains a purchase contract with Light through December 2005, from which it will acquire part of its energy requirements as a captive consumer of the concessionaire, subject to tariff charges set forth by the regulatory agency for the concession.

Surpluses of electric energy generated are sold by CSN Energia, one of the Company's subsidiaries which operates either via bilateral contracts or through the Wholesale Energy Market (*Mercado Atacadista de Energia – MAE*).

During energy rationing, CSN's supply contract with Light was reduced by 20%. However, CTE was able to offset this shortfall since it generated not only sufficient energy to supply the UPV but also surpluses for sale to the market at large. This was made possible thanks to the revampings during the period from May to July which resulted in lower power consumption from the rolling equipment. Also during this period, part of the steel mill gases was substituted for natural gas as fuel for CTE. With this, CSN Energia's 2001 gross revenues of electric energy totaled R$ 566 million, of which R$ 425 million were sales to MAE, contributing to cash generation (EBITDA) of R$ 424.7 million.

As part of our strategy to focus on the steel sector, we decided to sell our stake in the Itá plant. The terms and conditions of this divestment are being negotiated and may include alternatives which will guarantee electrical energy supplies to the Company.

CSN was elected Company of the Year by the magazine Exame as a result of its activities in this sector.

Mining

The Casa de Pedra iron ore mine was one of the first to be awarded ISO 14001 certification in Brazil at the end of 2001. This certification is recognition of the Company's awareness, control and action over the impacts that mining has on the environment. The mine has high quality iron ore reserves with a purity level as high as 68%, a factor which has been responsible for strengthening CSN's competitive edge, due to the impact of this raw material on the final cost of the slabs.

In 2001, 6.1 million tonnes of iron ore were supplied to the UPV and 4.3 million sold to other consumers in the domestic market. In 2000, these numbers totaled 7.2 million and 3.9 million tonnes respectively. In 2001 the UPV consumed less iron ore due to the revamping of BF-3. Output of fluxes from the Arcos mine was approximately 1.3 million tonnes, with a capacity expansion planned for next year.



[illegible] and we provide our managers with all the data they may need to lead their teams. More and more, we seek to define human resources development strategies, programs to attract and retain talents, and effective compensation and benefit plans.

[illegible] performance of our staff. That's the direction in which we are headed."



HUMAN RESOURCES

Antonio Mary Ulrich

Executive Officer - Corporate Center and Investor Relations

In 2001 we sought to align our managerial personnel with the Company's corporate mission. As a result, major advances were made towards perfecting and training our employees, to prepare them to face the challenges of the domestic market and the uncertainties of the global economy.



Based on our determination to reach a minimum high school level for all our personnel by 2004, 480 of our employees attended the appropriate classes under CSN's Education Project. In addition, career development and recycling programs for technicians and engineers have been held. The first cycle of the Corporate MBA program was also concluded in 2001 jointly with the Dom Cabral Foundation, from which 60 executives have graduated. This initiative is aimed at the modernization of systems and corporate management processes. Total investments were approximately R$ 2.2 million.

In 2002, we intend to continue our strategy of investing in the development of our personnel from the operating to the executive level. Our initiatives in this area include basic, secondary and technical education programs, internships for technical and university students, programs for trainees and for the development of professionals with a college degree, and training to prepare new managers. We believe that people are the Company's most valuable asset and only through their development will we be able to overcome the challenges of growth.

The model developed in conjunction with Hay do Brasil, entitled Performance Management by Skills, was significantly improved in 2001 with the definition of core skills for CSN executives, and the organization of MEL (Motivation and Effective Leadership) seminars, which involved 91 leaders and represented a capital investment of R$ 591 thousand. The purpose of such seminars was to prepare the participants to identify the needs of individuals and align them with the Company's requirements, without losing sight of the results.

The year 2001 was also marked by efforts to maintain a favorable working environment for all employees. One example was the improvement of our catering service, with the revamping of the dining facilities at Presidente Vargas Steelworks and the construction of a new restaurant in Edifício Edmundo Macedo Soares e Silva, our head office in Volta Redonda. Another highlight was the continuity of Healthy Living Program, intended to promote a healthy lifestyle among employees and their families, through information and guidance about chemical addiction, diabetes and obesity.

As to remuneration, we have consolidated our Executive Variable Remuneration Program with the purpose of attracting and retaining high performing professionals from the market, fostering a culture of accountability, aligning rewards with results and making the Company's remuneration package more attractive.

Profit Sharing

Now in its fourth year, the Employees Profit Sharing Program (PLR) has once again proved its role as an efficient instrument in the management and motivation of people. In 2001, a total of R$ 31.8 million was allocated to this program as compared with R$ 32.4 million in 2000. These amounts are equivalent to 2.5% of yearly EBITDA.

Private Pension Plan

With nearly 25,000 participants, the benefits paid in 2001 by the Caixa Beneficente dos Empregados da CSN (CBS PREVIDÊNCIA) to 17,100 retirees, beneficiaries and employees either temporarily absent due to illness or permanently disabled ex-employees, amounted to R$ 92 million.

In 2001, CBS consolidated the various improvements introduced in the previous year to strengthen the Pension Fund's interaction with the participants and the community. The CSR (Customer Satisfaction Rates) show that most participants approve of CSN's pension policy.

The pension plan continued to be intensively accessed during the year with inquiries totaling approximately 73,000. Loan requirements were the main reason for member contacts with CBS and represented 30% of total consultations. More than R$ 29 million was granted in credit lines, distributed in 8,000 transactions.

The process of modernizing the internal workings of the entity proceeded in 2001 with the conclusion of the implementation of the principal modules of the integrated management system (benefits and loans), forecasted to activated within the first four months of 2002. In this way, the foundations are being laid through which the entity will provide its services remotely with the capability of servicing members' needs at any given moment.



On the occasion of our 60th anniversary and as a token of recognition for the relationship it has developed with its investors, CSN was granted the most coveted prize in the capital market - the ABAMEC Award for the Best Publicly Held Company of the Year 2000."

44

Maria Silvia Bastos Marques

CEO

CAPITAL MARKETS AND CORPORATE GOVERNANCE

Market Performance

In spite of the weak performance of the stock exchanges as witnessed by the 11.0% and 7.1% decline in the Ibovespa and the Dow Jones Industrial Average respectively, our shares on Bovespa – quoted in lots of a thousand – performed well, appreciating by 18.9% over the course of 2001. On the NYSE, our ADRs opened the year at US$ 20.70 and closed at US$ 16.12, due to the depreciation in the Real and the negative impact from the events of September 11.



On Bovespa, our shares registered an average daily trading volume of more than 100 million securities distributed across 26,000 separate transactions during the course of the year. In 2001, the trading of our ADRs represented 34% of the total transactions involving CSN's shares on Bovespa and the NYSE. Total foreign participation in CSN's capital in 2001 (both via Bovespa as well as via NYSE) remained at 20%.

Funding

On April 12, we successfully completed our first two-year U.S. Commercial Paper program for US$ 250 million at an annual cost of approximately 5.9%. On October 17 we issued an additional US$ 220 million, comprising a line of US$ 140 million with a one-year maturity and an annual cost of approximately of 4.3% together with an US$ 80 million obligation with a two year maturity and a cost of about 6.2% p.a. The funds raised from these operations are being entirely used to finance and refinance foreign trade operations. The low costs of these placements reflect not only the fall in international interest rates in the period but also the level of confidence with which the financial market views the Company in spite of the volatile and complex scenario prevailing on the world markets.

Additionally, during the second quarter, we made our second tender offer for the repurchase of US$ 600 million 9.125% Euronotes, issued by our wholly-owned subsidiary, Iron, in June 1997, with a maturity of 2007. Of the remaining US$ 367 million, a total of US$ 287 million was repurchased in the second tender offer at very attractive prices for the Company.

More recently on March 1 2002, we issued R$ 690 million in unsecured debentures (not convertible into shares) in two series, with a unitary nominal value of R$ 10.000. This funding is part of our strategy to reduce our foreign currency exposure by seeking access to attractive sources of domestic financing in line with the new hedging policy.

Corporate Restructuring

On March 15, 2001, CSN concluded the financial settlement of the sale of 32,926,078 common shares issued by Valepar S.A. and held by CSN, to Bradespar S.A., Bradesplan Participações S.A. and Litel Participações S.A. – shareholders which already directly or indirectly held at the time a stake in Valepar S.A. The sale value of this participation was R$ 2,569.6 million. Conversely, Vicunha Siderurgia acquired the stakes of 17.9% and 13.8% in CSN from Bradespar S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, respectively – thus raising its holding in the Company to 46.5%.

CSN is an outstanding example of transparency, timely response and quality of the information it supplies to the capital markets. In recognition of its actions in this respect, the Brazilian Association of Capital Market Analysts (ABAMEC – Nacional - Associação Brasileira de Analistas do Mercado de Capitais), awarded CSN with the Best Publicly Held Company prize for 2000. The Company has dedicated much effort to the perfecting of the level of transparency adopted with the development of new Internet-based tools. CSN is also expanding its efforts by conducting a survey among its private individual investors with a view to attracting new investors to this important segment of our equity base.

On April 24 2001, the Annual General and Extraordinary General Meetings approved the change in the Company's Bylaws regarding the composition of the Board of Directors, which was reduced to nine members (instead of eleven), among which one is chairman and the other the vice-president. The mandate of the Board of Directors was altered from two years to one, reelection being permitted. None of the board members serve as an Executive Director. The Company has an Ethical Code.

All of CSN's stock is comprised of common shares, extending voting rights to all stockholders. Its financial statements are also published according to US GAAP (U.S. Generally Accepted Accounting Principles).

The Internal Audit Board reports directly to the Board of Directors. No minority shareholder requested the installation of the Audit Committee for the financial year 2001.



Board of Directors

Benjamin Steinbruch
Chairman

Jacks Rabinovich
Member

Vagner Laerte Ardeo
Member

Antonio Francisco dos Santos
Member

Onofre Perez Netto
Member

Fúlvio Vieira Fonseca
Member

Edmar Lisboa Bacha
Member

Mauro Molchansky
Member

Paulo Guilherme Aguiar Cunha
Member

Board of Executive Officers

Maria Silvia Bastos Marques
CEO

Albano Chagas Vieira
Executive Officer - Operations

Antonio Mary Ulrich*
Executive Officer - Corporate Center and Investor Relations

José Paulo de Oliveira Alves
Executive Officer - Infrastructure & Energy

Vasco Dias Jr.
Executive Officer - Commercial

*Assumed the Office as of 02/08/02 in substitution to João Luis Tenreiro Barroso.

Investor Relations

José Marcos Treiger
Head of Investor Relations
Phone (55 21) 2586 1442
Fax (55 21) 2586 1330
jmtreiger@csn.com.br

Modernization of blast furnace #3 in the Presidente Vargas Steel Works

Addresses

Headquarters

Rua Lauro Müller, nº 116 – 36º andar
Botafogo – Rio de Janeiro – RJ – 22299-900
Phone (55 21) 2586 1500 (PABX)
Fax (55 21) 2586 1400
www.csn.com.br
invrel@csn.com.br

Volta Redonda

Usina Presidente Vargas
Auto-Estrada, s/nº – Vila Santa Cecília
Volta Redonda – RJ – 27269-900

Escritório Central
Rua 21, nº 10 – Vila Santa Cecília
Volta Redonda – RJ – 27269-900
Phone (55 24) 3344 6000 (PABX)
Fax (55 24) 3344 5131

São Paulo

Av. Pres. Juscelino Kubitschek, nº 1830
Torre 1 – 14º andar
Itaim Bibi – São Paulo – SP – 04543-900
Phone (55 11) 3049 7100 (PABX)
Fax (55 11) 3049 7150

Minas Gerais

Mineração Casa de Pedra
Congonhas – MG – 36415-000
Caixa Postal: 101
Phone (55 31) 3749 1212
Fax (55 31) 3749 1161

Pedreira da Bocaina
Arcos – MG – 345588-000
Caixa Postal: 24
Phone (55 37) 3359 7700
Fax (55 37) 3359 7777

Ports

Estrada da Ilha da Madeira, s/nº
Itaguaí – RJ – 23825-140
Phone (55 21) 2586 1700 (PABX)
Fax (55 21) 2586 1708

Porto Alegre

Av. Carlos Gomes, nº 111 – conj. 802
Montserrat – Porto Alegre – RS – 90480-003
Phone (55 51) 3328 2811
Fax (55 51) 3328 5391

New York

Investor Relations Consulting Company
Thomson Financial
Isabel Vieira
75 Wall Street, 18th floor
New York, NY 10005 – USA
Phone 001 (212) 701-1823
Fax 001 (212) 248-2750
isabel.vieira@tfn.com

Inal – Indústria Nacional de Aços Laminados S.A.

Av. Cavalheiro Nami Jaset, s/nº
Vila Industrial – Mogi das Cruzes – SP
08700-040
Phone (55 11) 4791 7800
Fax (55 11) 4790 7091

CISA – Indústria de Aços Revestidos S.A.

Rodovia Paraná, 423, nº 5500
Estação – Araucária – PR – 83705-300
Phone (55 41) 641 8000
Fax (55 41) 641 8009

Credits

Supervision and Editing

Corporate Communication General Management

Assistance

Investor Relations General Management

Graphic Project

CORP10

Revision

Luiz Teodoro de Souza

Photos

João Luiz Musa

Hilton Ribeiro (automobile)

Liz Guimarães (blast furnace)

Marcio Rebelo (truck)*

Pre-press film

Ponto&Meio

Printing

Gráficos Burti

*[illegible]

FINANCIAL STATEMENTS


CSN

2001

Balance Sheets - *As of December 31, 2001 and 2000*

(Expressed in thousands of reais)

ASSETS

	Parent Company		Consolidated	
	2001	2000	2001	2000
CURRENT ASSETS				
Cash and banks	34,702	8,303	59,861	39,569
Marketable securities	343,982	1,179,466	600,577	1,326,104
Accounts receivable - trade	655,068	615,619	935,611	374,527
Inventories	623,606	613,119	729,087	744,487
Withholding income tax and social contribution to offset	210,598	37,537	216,411	38,654
Deferred income tax and social contribution	134,454	251,553	147,885	266,324
Accounts receivable - sales of investments		2,961,803		3,277,495
Proposed dividends receivable	239,854			
Other current assets	97,299	158,847	162,126	206,284
	2,339,563	**5,826,247**	**2,851,558**	**6,273,444**
LONG-TERM ASSETS				
Compulsory loans - ELETROBRAS	52,763	51,554	53,110	51,752
Deferred income tax and social contribution	250,322	73,917	287,508	86,982
Credits with subsidiary and associated companies	643,281	215,030	4,477	148
Judicial deposits	367,790	301,334	371,958	303,943
Securities receivable	121,712	40,911	121,712	75,147
Available investments for sale	266,912		266,912	
Recoverable PIS/PASEP	137,107	121,025	137,107	121,025
Leases	31,081	34,223	49,116	56,079
Other long-term assets	121,132	38,821	68,592	23,044
	1,992,100	**876,815**	**1,360,492**	**718,120**
PERMANENT ASSETS				
Investments	1,226,066	1,087,497	25,832	348,387
Property, plant and equipment	7,759,471	7,323,104	8,117,554	7,554,157
Deferred charges	1,016,195	363,785	1,077,603	387,174
	10,001,732	**8,774,386**	**9,220,989**	**8,289,718**
	14,333,395	**15,477,448**	**13,433,039**	**15,281,282**

LIABILITIES AND STOCKHOLDERS' EQUITY

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
CURRENT LIABILITIES				
Loans and financing	2,506,780	1,220,400	2,728,712	2,086,369
Suppliers	364,662	471,303	384,633	473,473
Salaries and payroll charges	55,149	46,984	67,438	60,187
Taxes payable	98,627	86,869	137,918	91,017
Deferred income tax and social contribution	196,849	116,365	197,756	116,365
Interest on stockholders' equity	397	330,079	397	330,079
Dividends and interest on stockholder's equity proposed	90,000	1,587,666	90,000	1,587,666
Other current liabilities	308,691	159,199	125,510	149,713
	3,621,155	**4,018,865**	**3,732,364**	**4,894,869**
LONG-TERM LIABILITIES				
Loans and financing	3,171,442	3,473,086	2,842,531	3,072,078
Provision for losses on investments	4,592	17,127		
Income tax and social contribution in judge	218,381	219,049	218,381	219,049
Accounts payable - subsidiary company	696,929	621,561		
Deferred income tax and social contribution	1,215,112	1,232,975	1,216,927	1,232,975
Other long-term liabilities	252,571	148,727	304,703	158,610
	5,559,027	**5,712,525**	**4,582,542**	**4,682,712**
STOCKHOLDERS' EQUITY				
Paid-in capital stock	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserves	1,258	1,258	1,258	1,258
Revaluation reserves	2,309,650	2,382,854	2,309,650	2,382,854
Revenue reserves	1,161,358	1,244,209	1,126,278	1,019,458
Retained earnings		436,790		619,184
	5,153,213	**5,746,058**	**5,118,133**	**5,703,701**
	14,333,395	**15,477,448**	**13,433,039**	**15,281,282**

The accompanying notes are an integral part of these statements

Statements of Income - *For the years ended December 31, 2001 and 2000*

(Expressed in thousands of reais, except for earnings per thousand shares)

	Parent Company		Consolidated	
	2001	2000	2001	2000
GROSS REVENUE FROM SALES				
Sales of products				
Domestic	3,546,720	3,315,122	4,313,528	3,605,725
Export	463,085	598,251	518,367	658,406
	4,009,805	3,913,373	4,831,895	4,264,131
Deductions from gross revenue				
Taxes on sales	(695,481)	(652,397)	(810,501)	(760,691)
Discounts and returns	(30,030)	(21,835)	(38,920)	(31,100)
	(725,511)	(674,232)	(849,421)	(791,791)
NET REVENUES FROM SALES	3,284,294	3,239,141	3,982,474	3,472,340
COST OF PRODUCTS SOLD	(2,088,215)	(1,982,173)	(2,280,482)	(2,097,613)
Gross profit	1,196,079	1,256,968	1,701,992	1,374,727
Operating income (expenses)				
Selling expenses	(123,394)	(155,776)	(183,047)	(225,682)
General and administrative expenses	(212,297)	(193,121)	(246,386)	(211,381)
Other expenses, net	(158,975)	(60,398)	(154,595)	(79,813)
Operating profit prior to financial effects and equity results	701,413	847,673	1,117,964	857,851
Financial expenses	(508,618)	(410,724)	(481,569)	(510,366)
Financial income	60,495	231,924	117,070	225,261
Monetary variations				
Assets	134,719	134,708	174,328	164,447
Liabilities	(576,598)	(529,267)	(569,930)	(562,712)
Equity income (loss)				
Equity pick-up	468,678	1,096,104	(53,872)	84,090
Reverse of provision for losses on investments	12,535	326,503		
Amortization of goodwill	(1,990)	(3,906)	(1,990)	(3,906)
Operating income	290,634	1,693,015	302,001	254,665
Non-operating income (loss), net	(4,279)	58,356	(4,594)	1,637,234
Income before income tax and social contribution	286,355	1,751,371	297,407	1,891,899
Income tax	4,898	(54,046)	233	(55,564)
Social contribution	4,787	(56,989)	2,189	(59,071)
NET INCOME FOR THE YEAR	296,040	1,640,336	299,829	1,777,264
Number of shares at the end of the year (in thousands)	71,729,261	71,729,261		
Earnings per thousand shares outstanding at the end of the year (R$)	4.13	22.87		

The accompanying notes are an integral part of these statements

Statements of Changes in Financial Positions - *For the years ended December 31, 2001 and 2000*

(Expressed in thousands of reais)

	Parent Company		Consolidated	
	2001	2000	2001	2000
SOURCES OF FUNDS				
Funds provided by operations				
Net income for the year	296,040	1,640,336	299,829	1,777,264
Expenses (income) not affecting working capital				
- Monetary and foreign exchange variation and long-term accrued charges (net)	(452,539)	181,710	(775,376)	286,004
- Equity results	(479,223)	(1,418,701)	55,862	(80,184)
- Write-offs of permanent assets	4,130	1,129,086	5,024	1,557,228
- Depreciation/depletion/amortization	411,430	389,225	425,752	391,999
- Amortization of deferred foreign exchange variation	739,280	173,779	739,280	173,779
- Deferred income tax and social contribution	(20,187)	23,504	(43,803)	23,504
- Other	96,624	8,478	102,782	(69,215)
	595,555	**2,127,417**	**809,350**	**4,060,379**
Funds provided by third parties - Long-term				
Loans and financing resources	486,215	1,200,177	608,442	1,916,302
Decrease in other assets	71,597	436,847	65,830	97,214
Increase in liabilities - subsidiary company	13,469	621,561		
Increase in other liabilities	68,595	140,458	793,368	140,458
Available investments for sale	266,912		266,912	
Proposed dividend - subsidiary company	243,625			
Other	133,279	67,031	143,932	86,583
	1,283,692	**2,466,074**	**1,878,484**	**2,240,557**
	1,879,247	**4,593,491**	**2,687,834**	**6,300,936**
USES OF FUNDS				
Funds used in permanent assets				
Investments	183,028	240,045	125	200,911
Property, plant and equipment	855,464	668,984	995,449	808,937
Deferred assets	51,101	69,686	83,982	82,794
	1,089,593	978,715	1,079,556	1,092,642
Other uses of funds				
Interest on stockholders' equity and dividends	926,065	1,917,666	926,065	1,917,666
Transfer of loans and financing to short-term	1,469,779	440,445	1,376,426	442,060
Increases in noncurrent assets	989,118	180,529	404,944	792,884
Deferred income tax and social contribution	278,935	10,782	281,621	10,782
Decrease in other long-term liabilities	151,183	64,587	770,391	66,814
Other	63,548	12,871	108,212	12,631
	3,878,628	**2,626,880**	**3,867,659**	**3,242,837**
	4,968,221	**3,605,595**	**4,947,215**	**4,335,479**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**(3,088,974)**	**987,896**	**(2,259,381)**	**1,965,457**
CHANGES IN NET WORKING CAPITAL				
Current assets				
- At the end of the year	**2,339,563**	**5,826,247**	**2,851,558**	**6,273,444**
- At the beginning of the year	**5,826,247**	**2,673,610**	**6,273,444**	**2,741,726**
	(3,486,684)	**3,152,637**	**(3,421,886)**	**3,531,718**
Current liabilities				
- At the end of the year	**3,621,155**	**4,018,865**	**3,732,364**	**4,894,869**
- At the beginning of the year	**4,018,865**	**1,854,124**	**4,894,869**	**3,328,608**
	(397,710)	**2,164,741**	**(1,162,505)**	**1,566,261**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**(3,088,974)**	**987,896**	**(2,259,381)**	**1,965,457**

The accompanying notes are an integral part of these statements

Cash Flow Statements - *For the years ended December 31, 2001 and 2000*
(Supplementary Information) *(Expressed in thousands of reais)*

Attachment I

	Parent Company		Consolidated	
	2001	2000	2001	2000
Cash Flow from operating activities:				
Net income for the year	296,040	1,640,336	299,829	1,777,264
Adjustments to reconcile the net income for the year				
with the resources from operating activities:				
- Amortization of deferred exchange variation	739,280	173,779	739,280	173,779
- Net monetary and exchange variation	(550,995)	223,296	(627,064)	231,749
- Provision for loan and financing charges	514,869	335,716	365,968	400,137
- Depreciation / depletion / amortization	411,430	389,225	425,752	391,999
- Write-offs of permanent assets	4,130	1,129,086	5,024	1,557,228
- Equity results	(479,223)	(1,418,701)	55,862	(80,184)
- Non-operating equity gains (losses)		(97,149)	(967)	(97,149)
- Deferred income tax and social contribution	82,288	(5,813)	63,406	(10,994)
- Other provisions	53,748	160,365	(16,096)	118,689
	1,071,567	**2,530,140**	**1,310,994**	**4,462,518**
(Increase) Decrease in assets:				
- Accounts receivable - trade	(14,922)	(55,787)	(471,057)	(35,243)
- Accounts receivable - sales of investments	2,961,803	(2,864,654)	3,277,495	(3,180,347)
- Inventories	(13,689)	(122,208)	13,256	(207,665)
- Judicial deposits	(66,456)	(153,040)	(68,015)	(153,227)
- Credits with subsidiary and associated companies	(504,835)	323,349	(3,556)	3
- Taxes to offset	(177,676)	89,455	(178,446)	89,455
- Other	(15,666)	(163,946)	(51,270)	(145,139)
	2,168,559	**(2,946,831)**	**2,518,407**	**(3,632,163)**
Increase (Decrease) in liabilities:				
- Suppliers	(106,641)	189,832	(101,863)	186,100
- Salaries and payroll charges	8,165	7,988	7,251	15,858
- Taxes	(47,096)	3,036	30,222	32,906
- Accounts payable - subsidiary company	151,728	621,561		
- Other	56,788	128,825	57,466	130,934
	62,944	**951,242**	**(6,924)**	**365,798**
Net resources from operating activities	**3,303,070**	**534,551**	**3,822,477**	**1,196,153**
Cash Flow from investing activities				
Investments	(183,028)	(240,045)	(125)	(200,911)
Property, plant and equipment	(754,526)	(595,149)	(883,726)	(735,127)
Deferred assets	(51,101)	(69,686)	(83,982)	(82,794)
Net resources used on investing activities	**(988,655)**	**(904,880)**	**(967,833)**	**(1,018,832)**
Cash Flow from financing activities				
Loans and financing resources	954,212	1,422,608	11,739,394	5,453,735
Payments:				
- Financial institutions	(1,241,275)	(1,089,381)	(12,545,868)	(5,618,922)
- Subsidiary companies	(83,032)			
- Interest on stockholders' equity / dividends	(2,753,405)	(122,788)	(2,753,405)	(122,788)
	(4,077,712)	**(1,212,169)**	**(15,299,273)**	**(5,741,710)**
Net resources from financing activities	**(3,123,500)**	**210,439**	**(3,559,879)**	**(287,975)**
Decrease in cash and marketable securities	**(809,085)**	**(159,890)**	**(705,235)**	**(110,654)**
Cash and marketable securities, beginning of the year	1,187,769	1,347,659	1,365,673	1,476,327
Cash and marketable securities, end of the year	378,684	1,187,769	660,438	1,365,673
Additional cash flow information				
Monetary variation and capitalized interest	100,938	73,835	111,723	73,810

The accompanying notes are an integral part of these statements

Statements of Changes in Parent Company Stockholders' Equity

For the years ended december 31, 2001 and 2000
(Expressed in thousands of reais)

	Paid-in capital stock	Capital reserve FINOR tax incentives
ON DECEMBER 31, 1999	1,680,947	1,258
Effect of change in social contribution rate on revaluation reserve		
Realization of revaluation reserve, net of income tax and social contribution		
Reversal of revaluation of assets of jointly-owned subsidiary, net of income tax and social contribution		
Net income for the year		
Income destination:		
- Reserves		
- Deliberated interest on stockholders' equity		
- Proposed interest on stockholder's equity		
- Proposed dividends		
ON DECEMBER 31, 2000	1,680,947	1,258
Realization of revaluation reserve, net of income tax and social contribution		
Effect of change in social contribution rate		
Net income for the year		
Income destination:		
- Reserves		
- Deliberated interest on stockholders' equity		
- Proposed interest on stockholder's equity		
- Deliberated dividends		
ON DECEMBER 31, 2001	1,680,947	1,258

The accompanying notes are an integral part of these statements


CSN


CSN

Revaluation reserves		Revenue reserves			
Own assets	Subsidiary company assets	Investments	Legal	Retained earnings	Total stockholders' equity
2,523,723	3,261	1,722,828	99,630		6,031,647
(6,555)					(6,555)
(135,865)	(6)			135,871	
	(1,704)				(1,704)
				1,640,336	1,640,336
			82,017	(82,017)	
			(71,100)	(258,900)	(330,000)
			(589,166)		(589,166)
				(998,500)	(998,500)
2,381,303	1,551	1,062,562	181,647	436,790	5,746,058
(109,070)	(1,314)			110,384	
37,180					37,180
				296,040	296,040
		171,622	14,802	(186,424)	
				(130,000)	
				(90,000)	(220,000)
		(269,275)		(436,790)	(706,065)
2,309,413	237	964,909	196,449		5,153,213
2,309,650		1,161,358			

(Expressed in thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, with its main industrial complex being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeast Brazil.

Additionally, CSN is engaged in the mining of iron ore, limestone and dolomite in the neighbouring State of Minas Gerais to cater for the needs of the Presidente Vargas mill. Aiming to improve these activities, the Company also maintains strategic investments in railroad transportation and electric energy companies, among others.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting principles prescribed by Brazilian corporate law, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission ("CVM") and Brazilian Accountants Institute – IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. As detailed in Note 12, the Company chose to defer a portion of the net foreign exchange variations incurred in the first quarter of 1999 and in 2001.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, respectively, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries, jointly-owned subsidiary companies and associated companies are recorded by the equity accounting method, plus any amortizable goodwill, if applicable.

The other permanent investments are recorded by the acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company includes the revaluation of assets, based on an appraisal conducted by an independent firm, as of March 31, 1999, as permitted by Ruling No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates shown in Note 11 based on the remaining economic useful lives of the assets after revaluation, according to the technical appraisal report. Iron mine depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded. Subsidiaries record property, plant and equipment at cost, net of accumulated depreciation, with the exception of the subsidiary FEM – Projetos, Construções e Montagens S.A., which has reappraised assets, the value of which does not exceed their replacement value.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years. The amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the net foreign exchange variations related to the first quarter of 1999 and the year 2001, as provided by CVM Deliberation No. 294/99, 404/01 and 409/01, respectively.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable, including accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Provision for maintenance and major overhaul of blast furnaces

This account is recorded according to the characteristics of the expenses which are: a) Maintenance – set up according to the estimated expenses to be incurred to maintain certain installations in perfect working order and so as to achieve full production capacity (the provision is presented in other current liabilities); b) Major overhaul and refracting – expenses incurred in major overhaul and refracting are capitalized in property, plant and equipment and depreciated over the period up to the next major overhaul forecasted.

(k) Financial statements for the year ended December 31, 2000

The financial statements for the year ended December 31, 2000 were reclassified for comparison purposes, mainly for the reclassification of Payable Tax–Current Liability to Others–Long-term liability.

(l) Employees' Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission ("CVM"), of December 13, 2000, the Company, based on an actuarial study, decided to yearly set up a provision of 20% of this charge, from 2002 until 2006, related to post employment benefit, as disclosed in Note 25c.

(m) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based on its effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the deferred exchange variation for 1999 and 2001 and other temporary differences.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended December 31, 2001 and 2000 include the following subsidiaries and joint subsidiaries:

Companies	Percentage share of total and voting capital stock (%) 2001	2000	Main Activities
Fully consolidated:			
CSN Overseas	100.00	100.00	Financial Operations
CSN Iron, S.A. (1)		100.00	Financial Operations
CSN Steel Corp.	100.00	100.00	Participation in other companies through equity stakes
CSN Islands Corp.	100.00	100.00	Financial Operations
Energy I Corp. (1)		100.00	Participation in other companies through equity stakes
CSN Energy Corp	100.00	100.00	Participation in other companies through equity stakes
CSN Cayman, Ltd (2)		100.00	Trading of Steel
Steel II, S.A.	100.00	100.00	Participation in other companies through equity stakes
CISA – CSN Industria de Aços Revestidos S.A.	99.99	99.99	Steel products service center
CENER S.A. (3)		99.99	Participation in other companies through equity stakes
FEM – Projetos, Construções e Montagem S.A.	99.99	99.99	Assembly and maintenance
Indústria Nacional de Aços Laminados - Inal S.A.	99.99	99.99	Steel products service center
CSC – Cia. Siderúrgica do Ceará	99.99	99.99	Steel making
CSN Panama, S.A.	99.99	99.99	Participation in other companies through equity stakes
CSN Energia S.A.	99.90	99.90	Trading of electric power
CSN Participações Energéticas S.A.	99.70	99.70	Participation in other companies through equity stakes
CSN I S.A.	99.67	99.67	Steel making
Proportionally consolidated:			
GalvaSud S.A.	51.00	51.00	Steel products service center
Nordeste Energia Participações S.A. (NEPAR)	50.01	50.01	Participation in other companies through equity stakes
Sepetiba Tecon S.A. (4)	20.00	20.00	Maritime port services

(1) Starting in December 2001, CSN Iron S.A. is controlled by CSN Panama S.A. and Energy I by CSN Energy Corp. Considering the indirect capital participation, its percentage of the total holdings in both companies amounts to 100%.

(2) As of January, 2001, CSN Cayman Ltd. has been controlled by Energy I Corp. Considering the indirect share, the total percentage is 100%.

(3) As of May 31, 2001 Itá Energética has incorporated CENER S.A., in which CSN's share was 99.99% of its total capital.

(4) Considering the indirect share in Sepetiba Tecon S.A., through CSN Panama, S.A., the total percentage share is 50%.

The year-end closing dates for the consolidated subsidiaries and joint-owned subsidiaries coincide with those of the parent company.

The financial statements originally prepared in US dollars (CSN Cayman, CSN Iron, CSN Panama, CSN Islands, CSN Steel, CSN Energy Corp., CSN Steel II S.A. and CSN Overseas) were converted to Brazilian reais by the exchange rate in force as of December 31, 2001 – R$2.3204 (2000 – R$1.9554) and the gains / losses originated by this conversion were accounted for in the income statements of the related years, in the equity result account of the parent Company statement and in the monetary variation account of the consolidated statement. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany transactions have been eliminated in the presentation of the consolidated financial statements.

CSN obtained the permission from the Brazilian Securities Commission ("CVM") to not take into consideration the following investees due to the fact that they do not represent any relevant change to the consolidated economic unity.

Companies	Ownership (%) 2001 Total	2001 Voting	2000 Total	2000 Voting
Companhia Ferroviária do Nordeste – CFN	30.00	30.00	30.00	30.00
Ferrovia Centro Atlântica S.A. (FCA)	11.95	11.66	11.95	11.66
Itá Energética S.A.			25.19	48.75
MRS Logística S.A.	32.17	18.63	32.17	18.63

The Administration Council has decided to sell the capital participation in Itá Energética S.A (ITASA), in which CSN owned 48.75%, transferring the amount of this investment to the long-term assets.

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The reconciliation between shareholders' equity and net income for the year of the parent company and consolidated is as follows:

	Stockholders' equity		Net income	
	2001	2000	2001	2000
Parent company	5,153,213	5,746,058	296,040	1,640,336
Negative stockholders' equity absorbed from Subsidiaries				147,270
(Elimination) Realization of gain on inventories	(20,599)	(28,511)	7,912	(10,811)
Interest capitalized	(14,489)	(14,340)	(149)	(25)
Prior year adjustment and other items			(3,981)	
Other adjustments	8	494	7	494
Consolidated	5,118,133	5,703,701	299,829	1,777,264

The changes in stockholders' equity are presented for the parent company only.

4. TRANSACTION WITH RELATED PARTIES

	CSN OVERSEAS	CSN CAYMAN	CSN IRON	CSN PANAMA	CSN ISLANDS	MRS	GALVASUD	CISA	INAL	OTHERS*	TOTAL 2001	TOTAL 2000
ASSETS												
Accounts Receivable	316	217,246				203	27,116	164	73,556	43	318,644	336,451
Other Operations:												
Debentures Sepetiba Tecon										18,000	18,000	23,000
Dividends Receivable CSN Energia										239,854	239,854	-
Mutual/Current Accounts (1)	467,132		152,392	23,757		4,761	2	50		88	648,182	612,730
Advances to Suppliers						5,877					5,877	-
Advance for future capital increase								68,832		6,219	75,051	19,723
TOTAL	467,448	217,246	152,392	23,757		10,841	27,118	69,046	73,556	264,204	1,305,608	991,904
LIABILITIES												
Loans:												
Prepayment		128,059									128,059	530,642
Fixed Rate Notes (2)	145,974										145,974	127,957
Investees Loan	69,174										69,174	51,951
Intercompany bonds (3)			1,402,827		845,481						2,248,308	1,894,871
Mutual/Current Accounts (1)	813,682	18,854								3,076	835,612	685,306
Other Operations:												
Rendering of services										577	577	
Associated Company Inventory								54,198	10,439		64,637	1,042
Accounts payable							68		300	317	685	
TOTAL	1,028,830	146,913	1,402,827		845,481		68	54,198	10,739	3,970	3,493,026	3,291,769
INCOME												
Revenue from sales and services		434,059					106,746	21,230	195,236		757,271	803,564
Interest and exchange variation	8,368	70,181	24,266	3,423	229						106,467	145,389
Other						8				254	262	910
TOTAL	8,368	504,240	24,266	3,423	229	8	106,746	21,230	195,236	254	864,000	949,863
EXPENSES												
Services						10,323				24,260	34,583	176,666
Interest and exchange variation	214,005	23,686	190,551		25,964					524	454,730	351,556
Other												33,591
TOTAL	214,005	23,686	190,551		25,964	10,323				24,784	489,313	561,813

***Others:** CFN, FCA, CSC, CSN Foundation, CBS– CSN Employee's Pension Fund , FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. and CSN Participacões Energéticas S.A.

These operations were entered in accordance with normal market terms for such operations, as follows:

(1) Libor – 6% per year – indeterminated term.

(2) Interest of 11% per year - maturity 1 tranche: 01/23/2004 and 2 tranche: 01/29/2004.

(3) Interest 9.5% per year (1 tranche) and 8.25% per year (2 tranche) - maturity 1 and 2 tranche: 06/01/2007 – CSN Iron
Interest 2.8% per year - maturity: 08/02/2002 – CSN Island

5. MARKETABLE SECURITIES

	Parent Company		Consolidated	
	2001	2000	2001	2000
Short-term				
Financial investment fund (net of withholding income tax)	200,485	1,135,530	450,349	1,135,530
Investments abroad and net balance of dollar options	376	23,681	30,163	77,229
Fixed income investments	143,121	20,255	120,065	113,345
	343,982	1,179,466	600,577	1,326,104
Long-term (included in Other)				
Fixed income investments and debentures (net of probable losses and withholding income tax)	19,169	23,917	4,048	917
	363,151	1,203,383	604,625	1,327,021

Company management has been investing their financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds with monetary or foreign exchange variation, issued in Brazil.

6. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	2001	2000	2001	2000
Domestic Market	510,244	506,013	906,743	468,077
Subsidiary and Associated Company	101,057	78,667		
Other Clients	409,187	427,346	906,743	468,077
Foreign Market	226,220	262,622	115,386	63,970
Subsidiary and Associated Company	217,587	257,784		
Other Clients	8,633	4,838	115,386	63,970
Allowance for doubtful accounts	(81,396)	(153,016)	(86,518)	(157,520)
	655,068	615,619	935,611	374,527

Of the total amount of the allowance for doubtful accounts as of December 31, 2000, R$75,000 were renegotiated with the clients during the year 2001.

7. INVENTORIES

	Parent Company		Consolidated	
	2001	2000	2001	2000
Finished products	169,265	144,498	217,306	194,602
Products in process	137,054	62,840	134,634	73,561
Raw materials	136,943	202,335	191,795	267,201
Spare parts and maintenance supplies	148,312	159,895	149,707	161,049
Imports in progress	12,560	40,893	12,803	40,894
Materials in transit	19,472	2,658	22,842	7,180
	623,606	613,119	729,087	744,487

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated	
	2001	2000	2001	2000
Current assets:				
Income tax	99,098	212,525	111,746	227,023
Social contribution	35,356	39,028	36,139	39,301
	134,454	251,553	147,885	266,324
Long-term assets:				
Income tax	220,727	61,519	248,507	71,278
Social contribution	29,595	12,398	39,001	15,704
	250,322	73,917	287,508	86,982
Current liabilities:				
Income tax	138,027	85,563	138,694	85,563
Social contribution	58,822	30,802	59,062	30,802
	196,849	116,365	197,756	116,365
Long-term liabilities:				
Income tax	920,539	906,599	921,873	906,599
Social contribution	294,573	326,376	295,054	326,376
	1,215,112	1,232,975	1,216,927	1,232,975
Stockholders' equity				
Income tax on revaluation reserve	(840,515)	(881,829)	(840,515)	(881,829)
Social contribution on revaluation reserve	(279,798)	(317,458)	(279,798)	(317,458)
	(1,120,313)	(1,199,287)	(1,120,313)	(1,199,287)
Income statement:				
Social contribution	(61,938)	30,631	(48,506)	35,326
Income tax	(20,354)	(24,818)	(14,902)	(24,332)
	(82,292)	5,813	(63,408)	10,994

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	Income Tax	
	Short-Term	Long-Term
Assets		
Provision for labor, fiscal and civil contingencies	4,523	26,67
Allowance for doubtful accounts	11,005	5,58
Provision for interest on stockholders' equity	22,522	
Provision for losses on investments		1,14
Provision for inventory losses	2,057	
Provision for losses on property, plant and equipment	620	
Taxes under litigation		46,69
Tax losses / Negative basis	23,000	136,39
Notes Receivable – losses	30,896	
Other	4,475	4,22
Total	99,098	220,72

	Income Tax	
	Short-Term	Long-Term
Liabilities		
Deferred exchange variation	95,527	117,68
Income from foreign subsidiaries not distributed		
Income tax and social contribution on revaluation reserve	42,500	798,01
Other		4,84
Total	138,027	920,53

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN' profitability and on the consequent expectation of future profitability. These credits are expected to be completely offset in 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the ("Plano Verão") claiming the financial and fiscal effects related to the inflationary elimination of the 51.87% January 1989 Consumer Price Index in the calculation of social contribution ("CSL") and corporate income tax ("IRPJ"). The company has already succeeded at the Lower Court Ruling, limiting the percentage of January 1989 to 42.72%, net of the already applied index of 12.15%. The Company has not recognized the accounting effects of the mentioned lawsuit (see Note 16c). Reconciliation between expenses and income of current income tax ("IRPJ") and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

	2001		2000	
	IRPJ	CSL	IRPJ	CSL
Net income before CSL and IRPJ	286,354	286,354	1,751,371	1,751,371
Rate	25%	9%	25%	9%
	(71,589)	(25,772)	(437,843)	(157,623)
Adjustments to reflect the effective rate:				
Tax benefit of interest on shareholders' Equity	55,000	19,800	229,791	45,510
Equity pick-up	117,169	42,180	274,026	98,649
Profits not made available			(26,089)	(9,392)
Income made available of foreign subsidiaries	(131,621)	(46,234)	(57,802)	(20,809)
Temporary differences recorded as deferred	61,938	20,354	(30,631)	24,818
Other additions (exclusions)	35,939	14,813	(36,129)	(13,324)
Parent Company	66,836	25,141	(84,677)	(32,171)
Consolidated	48,739	17,091	(90,890)	(34,739)

As of December 2001, the Company has no current IRPJ/CSL payable, because of the tax loss and negative basis for the year.

Social Contribution		2000 Income Tax		2000 Social Contribution	
Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
1,628	8,536	5,797	20,313	2,087	7,312
3,962	1,787	33,355		12,008	
8,108		147,308		15,816	
	367	3,253		1,171	
741		4,369		1,573	
198		4,202		1,513	
			26,509		
8,280	17,961				
11,123					
1,316	944	14,241	14,697	4,860	5,086
35,356	29,595	212,525	61,519	39,028	12,398

Social Contribution		Income Tax		Social Contribution	
Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
34,390	37,659	33,887	45,515	12,199	16,385
			26,089		9,392
24,432	255,366	51,676	830,153	18,603	298,855
	1,548		4,842		1,744
58,822	294,573	85,563	906,599	30,802	326,376

9. RECOVERABLE PIS/PASEP LEVIES

As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees n° 2445/88 and no. 2449/88 were unconstitutional, an opinion which was further supported by CSN's legal counsel, the Company decided to disclose this amount recoverable in its balance sheet, which includes principal and legal increases.

. INVESTMENTS

	Number of shares			Information of investee	
	Common stock	Preferred stock	Ownership (%)	Stockholders' equity	Net income (loss) for the year
Companies					
In operating stage					
FEM	376,336		99.99	4,580	1,631
MRS (a)	35,084,843	74,289,193	32.17	36,374	[illegible]
GalvaSud (h)	64,540,496		51.00	84,163	(42,378)
Inal	8,457,189		99.99	104,948	3,029
CSN Overseas	2,500		100.00	6,690	(9,941)
CSN *Iron(f)*					
CSN Steel	1		100.00		
CSN Islands	50,000		100.00	116	
CSN Panama(f)	16,870	11,411	99.99	383,770	(12,425)
CISA	129,999,997		99.99	85,397	(35,543)
Itá Energetica (a) (b)	253,606,840		48.75	520,982	(11,733)
CSN Energia	999		99.90	208,573	387,790
Cener(e)					
Energy I *(c) (g)*					
Sepetiba Tecon(a)	7,825,384		20.00	34,788	(4,342)
CSN Energy Corp(g)	200,000,000		100.00	356,671	
In pre-operating stage					
CSN *Participações Energéticas*	997		99.70	1	
CSN I	600	1,194	99.67	2	
Total of investments					
Other investments, at cost(d)					
Goodwill					
Inal					
MRS					
CISA					
Total Goodwill					
Total changes in investments in 2001					
Total changes in investments in 2000					
Provision for loss on investments					
CSN Cayman (c)					
CSN *Panama*	16,870	11,411	99.99		
CSN Steel	1		100.00	(8)	(45)
CSC	1,000,000		99.99	(4,584)	(524)
Total changes in provision for loss on investments in 2001					
Total changes in provision for loss on investments in 2000					

The goodwill paid on the acquisition of investments was based on the expected future results.

(a) Companies audited by other auditors.

(b) The board of directors has decided to sell the share ownership of Ita Energetica S.A (ITASA) and Inepar S.A Industrias e Construções, considering there is a formal evidence that the sale will take place in the near future.

The investment balance was transferred to current assets on December 31 2001.

(c) As of January 2001 CSN Cayman has been incorporated by Energy I Corp.

(d) Development Company of South East-CDSE

(e) As of May 31, 2001, CENER S.A. in which CSN's share was 99.99% of its total capital, has been incorporated by Ita Energetica.

(f) As of December, 2001, CSN Iron has been incorporated by CSN Panama.

(g) As of December, 2001, Energy I Corp. has been incorporated by CSN Energy Corp.

(h) All shares ownership of GalvaSud are in favor of Unibanco - União dos Bancos Brasileiros S.A. and of Kreditanstalt Fur Wiederaufbau, guaranteeing financing contracts of GalvaSud.

Changes in investments in 2000 (Parent Company)

ance at ning of e year	Additions	Write offs	Amortization of goodwill	Equity Pick-up	Interest on capital / dividends	Balance as of 2001	Consolidated Balance as of 2001
4,425				155		4,580	
63,619				(51,918)		11,701	11,701
42,821	21,715			(21,613)		42,923	
07,976				(3,029)		104,947	
14,014				(7,324)		6,690	
26,986		(398,371)		171,385			
32				(32)			
98				18		116	
	398,371			(14,601)		383,770	
2,741	117,000			(34,345)		85,396	
06,728	148,277	(253,979)		(1,026)			
15,877	44,287			391,871	(243,625)	208,410	
50,145	(148,277)	(923)		(945)			
15,694		(356,648)		40,954			
7,826				(868)		6,958	
	356,675			(4)		356,671	
1						1	
2						2	
58,985	938,048	(1,009,921)		468,678	(243,625)	1,212,165	11,701
12,751		(12,621)				130	360
12,337			(1,742)			10,595	10,595
2,312			(248)			2,064	2,064
1,112						1,112	1,112
15,761			(1,990)			13,771	13,771
87,497	938,048	(1,022,542)	(1,990)	468,678	(243,625)	1,226,066	25,832
79,517	240,076	(1,124,294)	(3,906)	1,096,104		1,087,497	348,387
1,180)				11,180			
1,833)				1,833			
				(8)		(8)	
4,114)				(470)		(4,584)	
7,127)				12,535		(4,592)	
3,630)				326,503		(17,127)	

1. PROPERTY, PLANT AND EQUIPMENT

	Parent Company				
	2001				2000
	Effective rates for depreciation depletion and amortization (% p.y.)	Restated and Revaluated Cost	Accumulated depreciation, depletion and Amortization	Net	Net
Land		89,941		89,941	88,711
Machinery and equipment	5,83	6,621,428	(1,030,751)	5,590,677	4,830,844
Buildings	4,00	930,024	(167,393)	762,631	771,404
Furniture and fixtures	10,00	90,684	(72,339)	18,345	24,879
Mines and mineral deposits	1,44	1,136,599	(46,895)	1,089,704	1,106,126
Other asset items	20,00	104,462	(52,152)	52,310	54,418
Provision for probable losses on asset write-offs		(2,477)		(2,477)	(16,809)
		8,970,661	(1,369,530)	7,601,131	6,859,573
Construction in progress		158,340		158,340	463,531
Parent company		9,129,001	(1,369,530)	7,759,471	7,323,104
Consolidated		9,528,126	(1,410,572)	8,117,554	7,554,157

In the Extraordinary General Shareholders' Meeting held March 31, 1999 the stockholders approved a revaluation report prepared by an independent specialized firm establishing an increase for fixed asset items. The revaluation considered land, machinery and equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Casa de Pedra and Arcos and the iron ore mine in Casa de Pedra, the latter only being possible due to the fact that it is a publicly declared mine, defined by Decree no 24.642 1934 – mine code – as the mines known at the time to belong to the owners of the land on which they were located.

The depreciation, depletion and amortization as of December 2001 amounted to R$ 414,545 (2000 – R$ 412,161), of which R$ 395,884 (2000 – R$ 393,455) were charged to production costs and R$ 18,661 (2000 – R$ 18,706) to selling and general and administrative expenses (deferred charges amortization not included).

The portion of the total depreciation and depletion of the revaluated fixed asset items recorded under results for each year is transferred to stockholders' equity in equal proportion and recorded under the revaluation reserve to retained earnings. As of December 31, 2001, the value recorded in such account net of income tax and social contribution amounted to R$ 109,070 (2000 – R$ 135,865).

Constructions in progress are mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT and telecommunications. The amount of financial charges capitalized, in 2001, on construction in progress aggregated R$101,592 (2000 – R$94,295).

In August 2001, the Company has concluded the modernization of blast furnace 3. This modernization will provide an annual increase of 800 thousand tons in steel production and will increase in 20 years its economic useful life.

As of December 31, 2001, the total of assets given in guarantee of financial operations was R$1,656,747 (2000 – R$1,649,747).

2. DEFERRED CHARGES

	Parent Company		Consolidated	
	2001	2000	2001	2000
Deferred exchange variation	2,060,179	699,543	2,068,185	699,543
Information technology projects	124,350	88,569	127,982	88,568
Other research and development projects	79,194	63,940	132,582	88,126
	2,263,723	852,052	2,328,749	876,237
Accumulated amortization	(1,247,528)	(488,267)	(1,251,146)	(489,063)
	1,016,195	363,785	1,077,603	387,174

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.
The balance of the exchange variation deferred in 1999, by the Parent Company and its subsidiary MRS Logistica S.A. based on the Provisional Measure No. 1818 and on Deliberation No. 294, issued by the Brazilian Securities Commission ("CVM"), on March 26, 1999, will be amortized in 2002.
Based on Provisional Measure no. 3 of September 26, 2001 and CVM Decision no. 404 and 409 of September 27, 2001 and November 1[illegible], 2001, the Company and its subsidiaries MRS Logistica S.A. and GalvaSud S.A. have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in 2001. This should be amortized in 4 years, starting in the current year. The negative net results of the 2001 exchange variation of the Parent Company can be shown as follows:

	2001
Loss on obligation linked to the exchange variation	969,821
Results of operations with hedge exchange instruments	462,957
Gains on assets linked to exchange variation	(72,142)
Net negative results of exchange variations to 12.31.01	1,360,636

The changes that have taken place can be shown as follows:

	Quarter ended 2000	Year ended 2001	Balance 2001
Deferred exchange variation	699,543	1,360,636	2,060,179
Accumulated amortization, including settlement of loans:			
1999	(294,279)		(294,279)
2000	(173,779)		(173,779)
2001	(124,107)	(615,173)	(739,280)
Amortizable balance as of December 31, 2001	107,378	745,463	852,841
Expected amortization			
2002	107,378	511,946	619,324
2003		130,339	130,339
2004		103,178	103,178
	107,378	745,463	852,841

13. LOANS AND FINANCING

	Par	
	2001	
	Short-term	Long-term
FOREIGN CURRENCY		
Prepayment	465,140	462,73
Securitization		
Euronotes	857,179	1,392,24
Commercial paper		
BNDES/Finame	59,272	736,23
Financed imports	824,530	222,58
Eximbank - Japan	22,962	124,54
Other	180,498	194,13
	2,409,581	3,132,53
LOCAL CURRENCY		
BNDES/Finame	62,475	38,91
Other	34,724	
	97,199	38,91
Total	2,506,780	3,171,44

On December 31, 2001, the long-term amortization schedule is shown bellow:

	Parent company	Consolidated
2003	439,879	1,175,883
2004	547,898	437,815
2005	170,565	204,742
2006	154,684	190,641
2007 to 2024	1,858,416	833,450
Total	3,171,442	2,842,531

Interests applied on the external and domestic loans and financing, which the annual rates as of December 31, 2001 are shown bellow:

	Parent company	Consolidated
Up to 7%	2,240,484	3,276,260
Between 7.1 and 9%	760,358	948,335
Between 9.1 and 11%	2,580,801	1,233,134
Above 11%	96,579	113,514
Total	5,678,222	5,571,243

Breakdown of total debt by currency of origin:

	Parent company		Consolidated	
	2001	2000	2001	2000
U.S. dollar	88.99	87.48	86.87	87.86
Yen	6.38	6.27	6.50	5.70
Long-term interest rate - TJLP	1.79	3.42	4.18	4.23
Basket of currencies	1.43	1.45	1.45	1.32
Other currencies	1.41	1.38	1.00	0.89
	100.00	100.00	100.00	100.00

The Company hires out derivative operations, in accordance with Note 14, with the aim of minimizing the risk of relevant oscillation in *foreign currency parity.*

On February 15, 2001, the Company decided to accelerate the settlement of securitization financing of its subsidiary CSN Cayman Ltd., which maturities would be in September 2001 and 2003, in the amount of US$108,5 million.

On April 12, 2001, the Company issued in the international market a commercial paper program with maturity in 2 years, through its subsidiary CSN Overseas, in the amount of US$250 million and approximate cost of 5.9% per year The resources obtained were used to replace the commercial paper with the same value issued in June 2000 and to finance and refinance the foreign trade operations.

On May 10, 2001, the Company made the second public offering of buying-back the notes issued in June 1997 through its subsidiary CSN Iron, with maturity in 2007. This resulted in a decrease of US$287.4 million in the consolidated gross debt and in a recorded net gain by the subsidiary of US$19.4 million.

On October 17, 2001, CSN placed US$220 million in the international market in a US Commercial Paper/Trade Notes program, through its subsidiary CSN Overseas. The transaction is comprised of a line of US$140 million, with a maturity of one year and approximate cost of 4.3% per year and a line of US$80 million, with a maturity of two years and approximate cost of 6.2% per year. The resources obtained in this operation will be entirely used to finance and refinance the foreign trade operations.

The guarantees offered for the loans and financing amounted R$3,977 million on December 31, 2001 (2000 - R$3,923 million), and comprised mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees granted to subsidiaries, joint subsidiaries and associated companies (see Note 15).

		Consolidated			
2000		2001		2000	
rt-term	Long-term	Short-term	Long-term	Short-term	Long-term
374,637	342,195	393,765	406,070	58,952	342,195
107,044	107,915			107,044	107,915
36,954	1,858,855	846,785	184,084	53,069	1,435,821
		328,063	765,732	1,029,555	
51,967	660,303	59,272	736,257	51,967	660,303
483,733	97,604	824,530	222,595	483,733	97,604
19,519	142,303	22,962	124,548	19,519	142,303
54,109	166,667	185,711	228,450	216,888	125,432
127,963	3,375,842	2,661,088	2,667,736	2,020,727	2,911,573
63,188	97,244	62,475	38,910	63,188	97,244
29,249		5,149	135,885	2,454	63,261
92,437	97,244	67,624	174,795	65,642	160,505
.220,400	3,473,086	2,728,712	2,842,531	2,086,369	3,072,078

4 . FINANCIAL INSTRUMENTS

General Considerations

The Company's business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of December 31, 2001, R$5,542,113 of the Company's total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates. The Company manages the risk of the exchange rate fluctuation that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly future contracts, swaps, forward contracts and option contracts with banks, as well as application of a great part of its cash and banks in securities remunerated by exchange variation.

Management's objective for holding the instruments was to match the gains from investing the proceeds of borrowings and loans with exchange losses relating to the devaluation of the Brazilian Real against the US dollar and the Japanese yen. A portion of these borrowings and loans was invested in Brazilian short-term liquid investments, which earned interest at the market rate in Brazil.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments for large financial institutions with a high quality of credit. Thus, the management believes that the non-compliance by the subsidiaries is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize fortuitous problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of December 31, 2001, which market value differs from the book value, are as follows:

	Book value	Market value
Investment and goodwill in jointly owned subsidiary	12,933	3,799
Loans and financing (short and long-term)	5,678,222	5,694,936

On December 31, 2001 the consolidated position of derivative agreements outstanding was as follows:

	Agreement		US$ Thousand	R$ Thousand
			Reference	Market value
	Date	Expiration date	value	adjustment
Foreign Exchange Swap Yen/US dollar – CSN	08/02/02	08/02/02	350,000	(188,321)
Foreign Exchange Swap Yen/US dollar – CSN Islands	08/02/02	08/02/02	350,000	188,321
Currency forward – Yen	Several	02/07/02 to 12/09/02	49,051	(11,776)
Exchange rate options	04/20/01	01/02/02	100,000	7,268
Interest rate options (semiannual Libor)	Several	12/31/03 to 12/31/04	600,000	1,594

The net gains were not accounted for, according to the conservatism principle, except for the exchange hedge transaction carried out by CSN that is only an indexation of the financial applications. The loss shown above of R$11,776 is recorded in the financial results for 2001.

(c) Market Value

The amounts presented as "market value adjustment" were calculated according to the conditions that were used in local and foreign markets on December 31, 2001, for financial transactions with identical features, such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Administration Council.

15. COLLATERAL SIGNATURE AND GUARANTEES

Together with its wholly-owned and joint subsidiaries, as well as its sponsored entity, the Company has the following responsibilities for fiduciary

Companies	Currency	In Million 2001	In Million 2000	Expiration Date
CSN Overseas	US$	670.0	720.0	04/02/02 to 12/30/03
CSN Cayman, Ltd.	US$		30.0	08/15/01
CSN Panama, S.A.	US$	850.0	350.0	12/30/03
CSN Iron, S.A.	US$	79.3	366.8	06/01/07
CSN Islands Corp.	US$	700.0	700.0	08/02/02
CISA – CSN Industria de Aços Revestidos S.A.	US$	23.7	71.7	04/29/02 to 08/28/07
CISA – CSN Indústria de Aços Revestidos S.A.	R$	190.7		09/02/02
CFN – Companhia Ferroviaria do Nordeste	R$		27.7	07/10/01
Ita Energética S.A.	R$		224.0	03/15/01
Sepetiba Tecon S.A.	US$	39.1	4.1	03/15/04 and 06/15/09
Sepetiba Tecon S.A.	R$	26.5	20.0	12/15/11 and 01/16/12
Indústria Nacional de Aços Laminados – INAL S.A.	R$	6.8	2.1	02/18/02 and 04/15/06
GalvaSud S.A.	R$	175.1		12/12/12

16. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, suits and complaints, as shown bellow:

	2001 Judicial Deposits	2001 Contingent liability	2000 Judicial Deposits	2000 Contingent liability
Short Term				
Labor		17,086		21,901
Civil		1,007		1,289
Parent Company		18,093		23,190
Consolidated		19,918		34,232
Long Term				
Labor	17,271	46,792	20,414	61,983
Civil	2,984	21,823	2,946	19,269
Fiscal	129,154	242,277	58,925	98,775
Social Contribution	93,110	93,110	93,175	93,175
Income Tax	125,271	125,271	125,874	125,874
Other		38,148		5,095
Parent Company	367,790	567,421	301,334	404,171
Consolidated	371,958	581,808	303,943	404,870

The contingent liability is recorded as Others (current and long-term), except to the Income Tax and Social Contribution contingence that are recorded in a specific account.

a) Labor litigation dispute:

As of December 31, 2001,CSN was the defendant, of 1948 labor claims, which generated a provision in the amount of R$ 63,878 at that date. Most of the lawsuits is related with subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor lawsuits against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honour, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to be deceased toward CSN due to the procedures adopted by the Company in order to inspect and assure the compliance of the wages payments and social charges withdrawals, by the creation of the Contract Attendance Centers, which are operating over the last 18 months.

b) Civil Actions:

There are, mainly, claims for indemnities among the civil judicial processes which the Company is involved in. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, the Company has set up a provision in the amount of R$22,830.

c) Tax Litigation Dispute:

PIS/COFINS – Law 9.718/99

CSN is questioning the legality of law 9.718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. The amount of this provision is R$115,572, as of December 31, 2001.

The Company obtained a favorable sentence in the first instance court and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not being judged by the superior courts yet, however, according to the Company's lawyers favourable outcome is considered possible.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision is R$71,410, as of December 31, 2001.

The sentence in the court first instance was favourable and the process is being judged by the 2nd Regional Federal Court of Appeals. Therefore, we emphasized that the most recent precedent by the courts has not been favourable to the taxpayers.

nal guarantees (collateral signature and/or bonds and guarantees):

Conditions
Promissory Note / guarantee of commercial paper operations
Guarantee for securitization contract
Guarantee for interest hedge operation
Promissory note of Eurobond operation
Promissory note of notes contracted and exchange hedge operation
Promissory note / guarantee of import financing contracts
Guarantee of BNDES for financing contract
Solidary guarantee of Banco Safra for working capital purposes
Guarantee of BNDES for the construction of Itá Mill
Guarantee for equipment acquisition financing
Guarantee for financing of 60% of construction work and installations
Guarantee for asset financing
Guarantee for financing of imported and national equipment

CIDE – Contribution for Intervention in the Economic Domain

CSN disputes the legal validity of Law 10.168/00, which established the collection of the intervention contribution in the economic domain over the amount paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and patent license exploration agreement. There is a judicial deposit in the amount of R$16,743.

The Company is waiting for the decision in the first instance court. Although, there is not a legal precedent, since the processes about the subject are still very recent, according to the Company's lawyers favorable outcome is considered possible.

Educational Salary

The Company disputes the constitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision amount is R$19,432.

The Sentence in the Legal First Instance Court was unfavourable and the process is currently in trial in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favourable outcome expectations in this process.

SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not at 3%, as determines the current law. The amounts of R$15,209 are being accrued.

The Sentence in the First Instance Court was unfavorable and the process is currently in the 2nd Regional Federal Court of Appeals. Although there was no judgement in the Brazilian Supreme Court, according to the Company's lawyers favorable outcome is considered possible.

Others

The company has still numerous suit accrued related to ICMS, FGTS LC 110, Drawback and Additional of freight for refreshing of the navy merchant (**AFRMM**), in the amount of R$ 3,911.

Income Tax and Social Contribution

The Company claims the recognition of financial and fiscal effects related to the inflationary "expurgation" of the IPC of January 1989, of 51.87% (as calculation basis of Income Tax and Social Contribution). The judicial deposit is in the amount of R$218,381.

The sentence in the first instance court was partially favorable, limiting the percentage of January 1989 to 42.72%, minus the applied index of 12.15%. The possible accounting effects of the related lawsuit were not recorded by the Company. The process is currently in the 1st Regional Federal Court of Appeals. The current jurisprudence has been favorable to the index of 42.72% in January 1989, in line with the sentence in the first instance court.

17. STOCKHOLDERS' EQUITY

(a) Capital stock

The Company's capital stock as of December 31, 2001 and 2000 is comprised of 71,729,261 thousand common shares, all recorded and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluation of the Company's fixed asset items decided by the Extraordinary General Stockholders' Meeting held March 31, 1999. The purpose of this revaluation was to adapt the amount recorded under fixed assets to economic reality and to their net realizable market or replacement value, in conformity with CVM Decision No. 288 of December 3, 1998.

Pursuant to the provisions set out in CVM Decision No. 273 of August 20, 1998, a provision for social contribution and income tax was set up and classified as a long-term liability against the balance of the revaluation reserve balance (except land).

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On December 31, 2001 the main CSN' stockholders are:

	In Thousand Number of Shares Common	%
Vicunha Siderurgia	33.337.081	46.48
ADR	5.501.296	7.67
CBS - CSN Employee's Pension Fund	2.604.922	3.63
CSN Investment Club	2.009.211	2.80
Other	28.276.741	39.42
Outstanding stocks	71.729.261	100,00

18. PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

Company By-laws ensure a minimum annual dividend corresponding to 25% of net income accrued in accordance with corporate legislation which can be shown as follows:

	2001
Net income for the year	296.040
Less: Allocation to legal reserve	(14.802)
Add: Realization of revaluation reserve (net of income tax and social contribution)	109.070
Basic net profit for determination of dividend	390.308
Mandatory minimum dividend (25% of basic net income)	97.577
Interest on shareholders' equity, net of withholding income tax	196.592
Withholding Income tax	23.408
Interest on shareholders' equity	220,000
2001 (R$ 3.07 per 1,000 shares of capital stock / 2000 - R$ 17.53)	
Deliberated Interest on shareholders' equity	130,000
Proposed Interest on shareholders' equity	90,000
	220,000
% of basic net income distributed	56%

Company Management proposes that the amount of interest on capital stock be added to the mandatory minimum dividend.

Pursuant to applicable legislation, calculation of interest on capital invested is carried out based on stockholders' equity less unrealized revaluation reserves, according to the long-term interest rate ("TJLP"), limited to 50% of net income for the period before income tax or 50% of retained earnings and /or revenue reserves.

In accordance with CVM Decision N° 207 of December 31, 1996 and with tax requirements, the Company elected to record the interest paid on shareholders' equity in the amount of R$220,000 (R$130,000 deliberated and R$90,000 proposed, in June and December, 2001, respectively) as a contra entry to the interest expense account and reverse it in the same account. It does not appear in the Statement of Income, in view of the fact that it has no effect on final net income, except for the tax effects recognized on the income tax and social contribution lines.

In accordance with corporate legislation (article 196 of law No. 6404/76), the Administration has proposed to transfer the balance of retained earnings to an investment reserve in the interest of providing the necessary resources for compliance with the Company's investment budget.

19. NET REVENUES AND COST OF PRODUCTS SOLD

PRODUCT SALES:	2001			2000		
		Thousand reais			Thousand reais	
	Tons (thousand)	Net revenues	Cost of products sold	Tons (thousand)	Net revenues	Cost of products sold
Domestic:	**3.272**	**2.656.433**	**1.645.441**	**3.259**	**2.495.270**	**1.449.293**
Hot-rolled	1.193	683.717	444.157	1.207	629.509	376.854
Cold-rolled	734	517.001	349.827	641	447.303	271.496
Galvanized	660	697.531	396.536	747	730.834	394.442
Tin mill	673	754.778	451.690	664	687.624	406.501
Slab	12	3.406	3.231			
Export:	**711**	**453.914**	**338.517**	**1.052**	**590.408**	**431.924**
Hot-rolled	152	67.161	52.710	517	246.339	159.172
Cold-rolled	27	14.914	11.688	74	48.454	30.246
Galvanized	30	26.781	16.917	11	9.277	5.758
Tin mill	290	278.015	196.224	342	261.032	209.692
Slab	212	67.043	60.978	108	25.306	27.056
Steel Products:	**3.983**	**3.110.347**	**1.983.958**	**4.311**	**3.085.678**	**1.881.217**
Other sales		173.947	104.257		153.463	100.956
Parent Company	3.983	3.284.294	2.088.215	4.311	3.239.141	1.982.173
Consolidated	4.045	3.982.474	2.280.482	4.457	3.472.340	2.097.613

20. CONSOLIDATED REVENUES AND INCOME BY LINE OF BUSINESS

The information by line of business is based on the accounting books in accordance with Corporation Law.

The disclosure by line of business followed the concept of IAS14, as suggested by the Brazilian Securities Commission ("CVM"), providing the means to evaluate the performance in all Company lines of business.

Since November 2000, date of the last restructuring, the Company is restructured as follows: Presidency and a Board of Directors: - Operations, Commercial, Corporate Center, Infrastructure and New Business.

The Chief Executive Officer is responsible for the strategic planning, CSN Foundation and press relations of the Company. The Corporate Center

Executive Officer is responsible for the financial management, controlling area and information technology, legal subjects, investors relations, human capital, internal communication of the Company and CBS – CSN Employee's Pension Fund. The Operations Executive Officer is responsible for the production of steel and its products. The Commercial Executive Officer is responsible for sales, marketing and commercialization of CSN's steel products. The Energy and Infra-Structure Executive Officer is responsible for mines, logistic investments (railroads and ports), own real estates and energy distribution and generation. The New Business Executive Officer is responsible for new and in process projects, related to the steel sector.

	Steel and Services	Corporate Center	Energy and Infrastructure	Elimination	Consolidated
Net Revenue					
Intercompany	714,718			(714,718)	
Third	3,434,502		547,972		3,982,474
	4,149,220		547,972	(714,718)	3,982,474
Cost of Products Sold	(2,883,699)		(122,844)	726,061	(2,280,482)
			425,128	11,343	1,701,992
Gross Profit	1,265,521				
Operational Income and Expenses					
Sales Expenses	(182,945)		(102)		(183,047)
Administrative Expenses		(246,386)			(246,386)
Other Operations Incomes (expenses)	(153,020)	(162)	(1,413)		(154,595)
	(335,965)	(246,548)	(1,515)		(584,028)
Net Financial Result		(380,311)		15,812	(364,499)
Net Exchange Variation		(482,020)		86,418	(395,602)
Equity Income	(49,589)	169,246	513,096	(688,615)	(55,862)
Operating Income (loss)	879,967	(939,633)	936,709	(575,042)	302,001
Non-operating losses, net	(4,594)				(4,594)
Income (loss) before income tax and social contribution	875,373	(939,633)	936,709	(575,042)	297,407
Income Tax and Social Contribution	(291,648)	322,752	(25,251)	(3,431)	2,422
Net Icome (loss)	583,725	(616,881)	911,458	(578,473)	299,829

Disputes among electric sector agents, aggravated by the lack of electric energy offer during the rationing, did not allow the financial settlement of the operations carried out in the Wholesale Energy Market ("MAE"). Such disputes were resolved through the General Agreement among electric sector agents, with direct intervention of the Federal Government.

The net revenues from sales recognized by the energy segment through CSN Energia S.A., in the amount to R$545,203, in which R$425,361, corresponds to the energy volume commercialized by the Wholesale Energy Market ("MAE"), was valued in accordance with the best forecast disclosed by MAE with the purpose of accounting and financial records.

.1. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Financial expenses:				
Loans and financing - foreign currency	(157,749)	(118,136)	(370,425)	(360,360)
Loans and financing - Brazilian currency	(78,982)	(39,776)	(79,466)	(39,776)
With subsidiaries	(255,193)	(182,631)		
Other financial expenses	(16,694)	(70,181)	(31,678)	(110,230)
	(508,618)	(410,724)	(481,569)	(510,366)
Financial income:				
With subsidiaries	18,787	40,547		
Yield on financial applications,net of provision				
for losses	(284,316)	163,942	(167,187)	169,240
Exchange Variation Deferment (CVM 404/01 and 409/01)	462,957		462,957	
Exchange Variation Amortization (CVM 404/01 and 409/01)	(192,793)		(192,793)	
Other income	55,860	27,435	14,093	56,021
	60,495	231,924	117,070	225,261
Net financial income	(448,123)	(178,800)	(364,499)	(285,105)
Monetary and foreign exchange variations (assets):				
With subsidiaries	90,500	130,695	226,047	164,115
On financial applications	10,868	1,787	(91,960)	(22,368)
Other	33,351	2,226	40,241	22,700
	134,719	134,708	174,328	164,447
Monetary and foreign exchange variations (liabilities):				
On financing	(769,256)	(334,826)	(789,882)	(292,213)
Deferral of special foreign exchange variation	897,679		905,686	
Amortization of special foreign exchange variation	(546,487)	(173,779)	(546,487)	(173,779)
Other	(158,534)	(20,662)	(139,247)	(96,720)
	(576,598)	(529,267)	(569,930)	(562,712)
Net foreing exchange variations	(441,879)	(394,559)	(395,602)	(398,265)

22. NON-OPERATING INCOME (EXPENSES)

	Parent Company		Consolidated	
	2001	2000	2001	2000
Net gain in divestiture		97,205		1,641,315
Net loss on write-off of assets	(4,190)	(6,562)	(4,544)	(6,570)
Setting up of provision for probable losses on write-off of assets	(675)	(32,519)	(719)	(32,519)
Other	586	232	669	35,008
	(4,279)	58,356	(4,594)	1,637,234

23. VALUE-ADDED (PARENT COMPANY)

	R$ Million	
	2001	2000
Revenue		
Sales of goods, products and services	3,980	3,892
Allowance for doubtful accounts	16	(15)
Non-operating income	(4)	58
	3,992	3,935
Input purchased from third parties		
Raw material used up	(908)	(683)
Cost of products and services	(545)	(672)
Materials, energy, third-party services and others	(335)	(227)
	(1,788)	(1,582)
Gross value-added	2,204	2,353
Retention		
Depreciation, amortization and depletion	(411)	(389)
Net produced value-added	1,793	1,964
Value-added transferred		
Income from equity stakes	479	1,419
Financial income	195	367
	674	1,786
Total value-added to distribute	2,467	3,750
Value-added destination		
Staff and charges	373	361
Taxes, charges and contributions	811	856
Interest and exchange variations	987	893
Dividends / Interest on stockholder's equity	220	1,257
Retained earnings	76	383

The financial statements as of December 31, 2000 were reclassified for comparative purposes, considering the new criteria defined by Official Document CVM/SCN/SEP/N° 01/00.

24. EBITDA

The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	Parent Company R$ Million		Consolidated R$ Million	
	2001	2000	2001	2000
Net Revenue	3,284	3,239	3,982	3,472
Cost of products sold	(2,088)	(1,982)	(2,280)	(2,097)
Gross Profit	1,196	1,257	1,702	1,375
Operating expenses (sales, general and administrative)	(335)	(349)	(429)	(437)
Depreciation (Cost of Products sold and operating expenses)	411	389	426	392
EBITDA	1,271	1,297	1,699	1,330
EBITDA-MARGIN %	38.7%	40.1%	42.6%	38.3%

25. EMPLOYEES' PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, which principal objective is to pay benefits complementing those of the official social security. The CBS membership comprises employees of CSN and of companies directly or indirectly associated to CSN who join the fund through conventions, and the employees of CBS itself.

CBS has three benefit plans, of which two are Defined Benefits Plans (35% of Average Salary Plan and the Supplementary Average Salary Plan) and one is a mixed plan involving Defined Contribution for Retirements and Defined Risk Benefits (Combined Supplementary Benefits Plan), approved by the Federal Government Secretariat for Supplementary Social Security on December 27, 1995.

On December 31, 2001 the CBS presented the following structure:

	2001	2000
Members:	19,674	19,517
In activity	7,829	7,521
Retired employees	11,845	11,996
Distribution of members by benefit plan:		
35% of average salary plan	6,505	6,765
Active	80	125
Retired employees	6,425	6,640
Supplementary average salary plan	5,816	5,856
Active	617	675
Retired employees	5,199	5,181
Combined supplementary benefits plan	7,353	6,896
Active	7,132	6,721
Retired employees	221	175
Linked beneficiaries:	5,260	5,276
35% of average salary plan	4,205	4,252
Supplementary average salary plan	1,025	997
Combined supplementary benefits plan	30	27
Total of members , beneficiaries:	24,934	24,793

Four tax assessment notices were filed against CBS by the income tax authorities, three in 1991 and one in 1996. On September 14, 2000, the Superior Chamber of Tax Appeals (Câmara Superior de Recursos Fiscais), the last administrative instance of the Ministry of Finance (Ministerio da Fazenda) , admited the appeal of CBS, judging that the assessments filed in 1991 were not applicable. The assessment filed in 1996, aiming at the payment of withholding income tax, corporate income tax and social contribution on earnings, as of December 31, 2001, amounting to R$53 million including interest and fine, has already obtained a sentence in the First Administrative Instance accepting the contestation filed by CBS, disregarding the inspectors' tax assessments. The First Chamber of the First Taxpayers Council (Primeira Câmara do Primeiro Conselho de Contribuintes do Ministério da Fazenda) rejected the inspectors' appeal. Both processes (1991 and 1996 notices of infringement) are awaiting the issuance of the decision for their conclusion.

SPECIAL TAXATION REGIME

In accordance to the Provisional Measure N° 2222 (Medida Provisória N° 2222) of September 04, 2001, CBS chose, on December 21, 2001, to adhere to the Special Taxation Regime which provided the Company with the benefit of a tax updating amnesty amounting to R$22.6 million. The amounts accrued up to August 30, 2001 are being amortized in 6 quotas as from January 2002, in accordance with the applied legislation.

(b) Balance Sheet

The balance sheets of CBS as of December 31, 2001, can be summarized as follows:

	2001	2000
Assets	697,687	639,087
Liabilities	96,706	107,919
Technical reserves	600,981	531,168
Technical reserves composition:		
Mathematical reserves		
- Benefits to be granted	311,245	255,205
- Benefits granted	765,822	734,240
- To amortize	(476,086)	(415,063)
Technical surplus (deficit)		
- Prior year	(43,251)	46,359
- Current year	43,251	(89,567)
Technical Reserve	600,981	531,168

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdência Complementar), approved a proposal to settle the insufficiency of reserves on the basis of joint and several liability on the part of participants and sponsors. Under the approved scheme to settle the insufficiency, the participants would cover 42.5% over a period of 35 years and the sponsors would cover 57.5% over 30 years according to increasing percentages of the payroll as from 1996. This scheme will be reviewed prior to June 2002, in conformity with agreement between CBS and CSN, with "Secretaria de Previdência Complementar", in the interest of adopting measures to maintain the stability of its benefit plans, including the terms of reserve amortizations, in conformity with the process of actuarial revaluation.

(c) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice, as follows:

I – Characteristics of the Plans

CBS has three benefits plans

• 35% of Average Salary Plan

It is a defined benefit plan which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participants salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

• Supplementary Average Salary Plan

It is a defined benefit plan which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also in a life long basis. As well as in the 35% Average Salary Plan, there are sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It has become inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

• Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totalling 13 per year. Upon retirement of the participant, the plan becomes a defined *benefit plan and 13 benefits are paid per year.*

II – The accounting policy adopted for recognition of actuarial gains and losses

The actuarial gains and losses represent the differences between the actuarial assumptions and what effectively occurred, based on experience.

The actuarial gain or loss amounts to be recognized, as revenue or expense, in a defined benefit plan, are the gains and losses unrecognized which exceed, in each period, the highest of the following limits:

(a) 10% of total accumulated projected benefit obligation of defined benefit and:

(b) 10% of fair value of plan assets

The above amount will be amortized annually dividing its total amount by the average remaining service period of employees expected to receive benefits under the plan

III – Asset and Liability Reconciliation of each Plan as of December 31, 2001

	Plans			
	35% of Salary average	Suplementation of Salary Average	Combined Supplementary Benefit	Total
Present value of actuarial obligation with coverage	137,005	516,764	196,533	850,302
Fair value of plan assets	(69,300)	(272,298)	(247,346)	(588,944)
Present value of actuarial obligations in excess of fair value of plan assets	67,705	244,466	(50,813)	261,358
Amortizing contributions	(6,559)	(42,964)		(49,523)
Actuarial liabilities to record	61,146	201,502	(50,813)	211,835

The amortizing contribution is related to the part of the participants with the proposal to settle the reserve insufficiency mentioned in item (b) above, which was reduced to present value of the total actuarial obligations on the respective plans. Some participants are challenging in court this amortized contribution; but the Company, based on its legal and actuarial advisors, understands that this amortized contribution was approved by the Supplementary Social Security Secretariat "Secretaria da Previdência Complementar", being due from the participants. In the case of the Millennium Plan (Combined Suplementary Benefit Plan) of defined contribution, in which there is a net actuarial asset, and in which the sponsor contributions are the same as the participants contribution, our actuarial advisors understand that 50% of the net actuarial asset could be recorded by the sponsor in its books.

IV – Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000. In accordance with actuarial calculation, the following amounts will be appropriated to 2002:

	Plans			
	35% of Average Salary	Supplementary Of Average Salary	Combined Supplementary Of Average Plan	Total
Current Service Cost	(143)	(2,781)	(19,943)	(22,867)
Expected Contribution of Participants for 2002	142	2,130	7,667	9,939
Interest on actuarial Obligations	(18,685)	(68,861)	(30,370)	(117,916)
Assets expected yield	9,703	39,364	39,391	88,458
Amortization Cost, Unrecognized liability	(12,229)	(40,300)	10,163	(42,366)
Impact on 2002 result	(21,212)	(70,448)	6,908	(84,752)
Impact, net of taxes, on 2002 result	(13,999)	(46,496)	4,559	(55,936)

V – Main actuarial assumptions adopted in the actuarial liability calculation

Rate for discount of actuarial obligation	15.5% p.y. (10% actual and 5% inflation)
Rate of expected yield on plan assets	*15.5% p.y. (10% actual and 5% inflation)*
Index for estimated salary increase	INPC + 1%
Index for the increase in estimated benefits	INPC + 0%
Biometrical table of general mortality	CPS4 with 3-year aggravation
Biometrical table of invalidity	Mercer Table for entering invalidity
Rate of expected rotation	1% per year
Probability of entering retirement	In the first eligibility to the plan
Biometrical table of invalids' mortality	IAPB - 57

CSN does not have obligations about other Postemployment benefits.

26. INSURANCE

Due to the nature of its operations, the Company placed an "All Risk" operational insurance for the plants of the Presidente Vargas Mill, Casa de Pedra and Arcos, and the "Terminal de Carvão" - "TCAR", in the total amount of US$5,993 million equivalent to R$14,786,816. For its subsidiaries CISA, INAL, FEM and also other non-industrial areas, CSN placed a specific risks policy in the total amount of US$188 million, equivalent to R$464,490. The goods and product transportation in the national area policy, the international transportation policy (imports and exports), group life insurance and the general civil responsibility were renewed. The duration of the effectiveness of the contracts is until November 2002. During the year, the insurance of risk of engineering to reform the Blast Furnace 3 was obtained. The maximum value for claims indemnities is US$500 millions/event, corresponding to R$ 1,160,200.

27. NEW BUSINESS

In accordance with CSN's international business development strategy, on June 19, 2001, CSN obtained the right to acquire assets, with approximate value of US$50 million that belonged to Heartland Steel Inc., a Company in Chapter #11, located in Terre Haute, state of Indiana, USA. The acquired assets are comprised of:

- Hot Coil Pickling Line;
- Galvanizing Line;
- Box Annealing Equipment;
- Skin pass mill; and
- Cutting Service Center.

As of July 16, 2001, CSN ceded its right to a limited corporation LLC ("LLC"), organized according to the Delaware legislation, and controlled by Tangua Incorporated, which is owned by third entity. LLC acquired the above mentioned assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million.

CSN may acquire the quota of LLC in two-years, as part of a "put" and "call" agreement assigned by CSN and the administrative agent of Credit Agreement, related to a Tangua's loan. The principal amount of the loan assigned in July 2001 is US$175 million, with Libor plus interest rate of 1.875% per year The exercise price of the "put" and "call" agreement is the borrowing balance (plus accrued interest) on the exercise date.

As described above, the LLC Company operates a steel processing plant in Terre Haute, Indiana, EUA. This facility has processing capacity of 1,1 million of tons per year. The USA's steel industry is currently experiencing a general decrease of demand and prices, because of a variety of factors, including the current economic conditions of over capacity in the United States and worldwide. Because of that, the future profitability of LLC is related to the market and prices recovery.

28. ADMINISTRATION REMUNERATION

The administration fees were fixed at an Extraordinary and Ordinary Stockholders' General Meeting held on April 24, 2001, in the total amount of R$8,000. The remuneration value recorded in general and administrative expenses during the year ended December 31, 2001 is in the total amount of R$7,319 (2000 - R$9,649).

29. SUBSEQUENT EVENTS

At the Extraordinary General Meeting held on January 10, 2002, the Stockholders approved the launching and public distribution of debentures, in the total amount of R$690 million, represented by 2 series, containing the following principal characteristics:

(i) Form and Kind: Nominative, book entry share and not convertible in shares, without guarantee or preference;

(ii) Nominal Value: Share in 69,000 debentures, each one of them with nominal value in the amount of R$10 thousand;

(iii) Quantity: The launching will be made in two series. The first one will be composed of up to 69,000 debentures and the second series of up to 25,000 debentures, observing, however (i) the total number of issued debentures, independent of series, can not exceed 69,000 debentures; (ii) the number of debentures of each series will be determined by the Company and the issued coordinators in accordance with the result of the *bookbuilding process* ;

(iv) Subscription Price: Unitary nominal value, updated monetary plus respective remuneration, calculated *pro rata temporis*, since the issued date until the date of effective payment , which will be on demand, in national currency, at the moment of subscription;

(v) Remuneration:

- First Series: Rate DI over extra group, expressed in annual percentage, basis 252 days, calculated and published daily by CETIP, plus a surtax to be defined. The remuneration will be paid half-yearly starting at date of issuance;

- Second Series: Monetary updated, since the issued date, with IGP-M calculated *pro rata temporis* for week days, plus moratory interest which will be determined. The remuneration will be paid annually, as from issued date.

(vi) Maturity: 3 and 4 years to 1st and 2nd series, respectively;

(vii) Approval: AGE from 01/10/2002 and RCA from 02/20/2002.

30. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in other countries.

Report of independent Public Accountants

To the Stockholders and Directors of
Companhia Siderúrgica Nacional:

(1) We have audited the accompanying individual (Parent Company) and consolidated balance sheets of COMPANHIA SIDERURGICA NACIONAL (a Brazilian corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and changes in financial positions for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements. The financial statements as of December 31, 2001 and 2000 of associated, subsidiary and joint subsidiary companies, whose investments represented 2.01% of the Parent Company's total assets and 2.14% of the consolidated assets (2.25% and 2.19%, respectively, as of 2000), and 11.48% negative of the Parent Company's equity pick-up and 98.47% of consolidated (2.23% negative and 100%, respectively, as of 2000), were audited by other auditors. Our opinion, insofar as it relates to the amounts included for such associated, subsidiary and joint subsidiary companies, is based exclusively on the opinion of the other auditors.

(2) Our audits were conducted in accordance with auditing standards generally accepted in Brazil, and comprised: (a) planning of the work, taking into consideration the significance of balances, volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, of the evidence and records that support the amounts and accounting information disclosed, and (c) evaluation of the relevant accounting practices followed and estimates made by management, as well as the presentation of the financial statements individual and consolidated taken as a whole.

(3) As described in Note 12, the Company and its affiliate MRS Logística S.A. elected to defer net losses arising from exchange rate changes in the first quarter of 1999 and in the 2001 year, in conformity with Provisional Measure no. 3/2001 and CVM Deliberations no. 404/2001 and 409/2001 (Provisional Measure no. 1.818/1999 and CVM Deliberation no. 294/1999, for deferment in the first quarter of 1999). The subsidiary GalvaSud S.A. elected to defer the net losses arising from exchange rate changes in the 2001 year. Generally accepted accounting practices in Brazil require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of December 31, 2001, the shareholders' equity and the net profit is overstated by approximately R$579,862 thousand and R$574,808 thousand, respectively, net of income tax effects (shareholders' equity overstated by approximately R$170,645 thousand and net profit understated by approximately R$154,335, as of 2000).

(4) In our opinion, based on our audits and the reports of the other auditors, except for the effects of the matter mentioned in paragraph (3), the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial positions of Companhia Siderúrgica Nacional and its subsidiaries as of December 31, 2001 and 2000, the results of their operations, the changes in their stockholders' equity and the changes in their financial positions for the years then ended, in accordance with accounting practices established by Brazilian corporate law.

(5) Our audits were made for the purpose of forming an opinion on the basic financial statements referred to in paragraph (1) above, taken as a whole. The Cash Flow Statement, presented in Attachment I, and the Value-added Statement, presented in note 23, are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures referred to in paragraph (2) above, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rio de Janeiro, Brazil
March 01, 2002 (except for Note 20, as to which the date is March 13, 2002)

ARTHUR ANDERSEN S/C
Amauri Froment Fernandes
Engagement Partner


ARTHUR ANDERSEN

Board of Directors

Chairman	-	Benjamin Steinbruch
Members	-	Jacks Rabinovich
	-	Vagner Laerte Ardeo
	-	Antonio Francisco dos Santos
	-	Onofre Perez Netto
	-	Fúlvio Vieira Fonseca
	-	Edmar Lisboa Bacha
	-	Mauro Molchansky
	-	Paulo Guilherme Aguiar Cunha

Executive Officers Committee

CEO	-	Maria Silvia Bastos Marques
Executive Officer - Operations	-	Albano Chagas Vieira
Executive Officer - Corporate Center & Investor Relations	-	Antonio Mary Ulrich
Executive Officer - Infrastructure & Energy	-	José Paulo de Oliveira Alves
Executive Officer - Commercial	-	Vasco Dias Junior

Fiscal Committee

Director Comptrolling & Information Technology	-	Eraldo Soares Peçanha Accountant - CRC/RJ 20809
Manager General Accounting	-	Maria das Graças Silva Peixoto Accounting - CRC/RJ 034624/0-6


CSN

Social and Environmental Report 2001




CSN

Business Profile

Companhia Siderúrgica Nacional, whose origin is intimately connected to the birth of the country's industry, is the largest integrated steel mill in Latin America and leader of the Brazilian steel market. With an infrastructure that includes iron ore, limestone and dolomite mines, a modern industrial unit, distribution and service centers, plus its own power-generating facilities, CSN is a competitive corporation even at the international level. Thanks to continuous investments made in the modernization of production processes and environmental conservation, the Company is at the forefront of the trends observed in the world's steel industry.

Determined to offer prime solutions for its customers, CSN offers the market a wide range of products: hot-rolled steel (as used in the manufacture of wheels, gas containers, motor chassis), cold-rolled steel (e.g. for refrigerators, freezers, microwave ovens), metal foil (e.g. for packaging) and galvanized steel plates (e.g. for auto body parts and blanks used in civil construction). In order to meet customer requirements with excellence, the Company focuses its activities on specific market segments by organizing its business activities around Market Units, namely Civil Construction, Automotive, Packaging, White Line & OEM, and Steel Distributors.

Social and Environmental Report 2001



A Word from the President



Corporate social responsibility has become a reality in the strategic planning of business organizations worldwide. Today, initiatives that help to diminish social exclusion among impoverished youths, preserve native forests or build an ethical and open relationship with employees, government, stockholders, investors, suppliers and customers, can be highly beneficial for any business. This attitude has various positive effects: higher employee motivation, greater customer satisfaction, happier communities, greater investor confidence, more profits and the pleasure of contributing to the shaping of a better world, which makes all the difference. It should also be borne in mind that, in addition to enhancing an organization's corporate image, social commitment is already a decisive factor behind the customers' choice of products: they will prefer to buy from manufacturers known to be socially responsible, and penalize those who do not give due consideration to this issue.

Social responsibility is part and parcel of our everyday lives at CSN. That's the reason why we invest in social and environmental projects through Fundação CSN: we help youngsters to gain access to quality education by granting them scholarships in technical schools; we provide support to entities engaged in projects designed to help families generate more income, and also to protect children and youngsters at risk, and we contribute to the social education of boys and girls through music, art and sports.

We know that social investments are a clear demonstration of corporate strength, for only those with sound finances can afford to fund community projects for social advancement and environmental conservation. Although they do not generate immediate profits, such investments do have an indirect and long-term effect on productivity, helping to improve the quality of life of our employees, who can thus live in flourishing communities with less pollution and declining crime rates.

That is why we seek to build an open relationship with our employees and to develop, through specific actions, our most valuable asset: our people. The internal recruitment, scholarships, profit-sharing and health care programs maintained by CSN are concrete examples of our social concern.

This also explains our strong commitment to environmental protection, not only through awareness-raising programs, but also through efforts to control the impact of industrial activity on nature and on the communities under our realm. A fine example of this is the TAC – *Termo de Ajustamento de Conduta*, a commitment to comply with environmental regulations, signed with FEEMA – *Fundação Estadual de Engenharia do Meio Ambiente* (State Foundation of Environmental Engineering), Rio de Janeiro's environmental state agency.

Finally, this is the reason why we are constantly working towards a closer and more open relationship with customers, suppliers and the government, all of whom are important stakeholders when it comes to corporate social responsibility.

It is with great satisfaction, thus, that we present CSN's 2001 Social and Environmental Report. This year, it comes with an innovation: as members of *Instituto Ethos de Empresas e Responsabilidade Social* (Ethos Institute of Corporations and Social Responsibility), we have prepared this report according to the guidelines provided by the *Guia de Elaboração de Relatório e Balanço Anual de Responsabilidade Social Empresarial* (Guide to the Preparation of Annual Corporate Social Responsibility Reports and Statements). In doing so, we have broadened our concept of social responsibility, going beyond the boundaries of community action to involve other participants, such as customers, suppliers, consumers and the government; that's the reason why we have chosen to focus on our relationship with them as well. The figures, charts and tables throughout this report provide an outline of our initiatives and projects, for a more comprehensive view of what we have proposed to accomplish.

A nation's well-being depends on the individual contribution of everyone. CSN, however, does more than merely pay its own share of taxes – which is actually the first principle of social responsibility. Voluntary action is our hallmark. This is what we understand by social responsibility and that's how we put it into practice.

Maria Silvia Bastos Marques
CEO



Internal

Customers

For CSN, people make all the difference in an organization, particularly in an environment where players compete on relatively equal terms with regard to technological capabilities and other investments. That is why the Company spares no efforts to provide a pleasant and safe workplace for its employees, in addition to educational and professional training intended to prepare them for the challenges and quality standards required in the business world.

In 2001, professional training was provided under two programs promoted by the Human Resources Department, namely: *Projeto Educar* (Educate Project), a secondary and technical education program; and *MBA Empresarial* (MBA for Professionals), a program designed to update the Company's management knowledge on cutting-edge systems and processes. Improvements were made in the workplace throughout the year, with the revamping of the canteens at the Presidente Vargas Plant, and the creation of a new head office restaurant, not to mention the ongoing *Programa Vida Saudável* (Healthy Living Program), intended to encourage employees and their families to adopt a healthier lifestyle.

The Profit-Sharing Program was also maintained in 2001, confirming, for the fourth consecutive year, its role as a valuable tool for management and personal motivation. The program distributed a total amount of R$ 31.8 million among all employees. With regard to the employees' pension fund, the Company benefited 17,100 retirees, beneficiaries and employees over the year through the *Caixa Beneficente dos Empregados da CSN – CBS Previdência* (CSN Employee Pension Fund - CBS Pension Plan). (see Attachment I).



Suppliers

CSN seeks to maintain a solid relationship with each one of its 10,500 direct suppliers, 3,200 of whom are active providers, including large corporations (70%), medium-sized companies (20%), and small businesses (10%). We aim at going beyond the strictly commercial relations and involve them in our social responsibility, environmental protection and occupational safety efforts. Meanwhile, we offer each one of them favorable working conditions to ensure reliability in terms of product quality, lead times and delivery.

Environmental Awareness

The term "environmental responsibility" is already expressly defined in all our formal agreements with suppliers, through standard provisions. Moreover, our relationship with service providers that co-process contaminated waste for us is governed by specific contracts.

Occupational Safety

Here, we require from our suppliers strict compliance with the Occupational Safety and Health regulations set forth in effective legislation, as well as CSN's internal safety measures. Such requirements are also expressed in all formal contracts.

Respect for the Community

Two more examples of CSN's social responsibility are the choice of suppliers with proven technical capabilities from the community of Volta Redonda, as well as our new commercial policy involving the installation of in-house stores that provide indirect employment to 100 local community members.



Greater Speed

CSN has settled several suppliers within the boundaries of the Presidente Vargas Plant, in Volta Redonda. This has allowed the Company to integrate its production processes with greater speed and efficiency, and also to disseminate its corporate culture regarding customer relations, not to mention the fixed cost savings resulting from this decision.

Comfort And Well-Being

CSN has created the *Comunidade Colaborativa de Logística* – CCL (Cooperative Logistics Community) that offers comfortable and safe facilities to the Company carriers, while they wait for their trucks to be loaded. The *Espaço Caminhoneiro* (Truck Drivers' Hall) includes restrooms, a sick bay, resting lounge, waiting room for wives and children – furnished with cradles, toys and microwave ovens – plus a barbershop, restaurant, pay phones, defensive driving and highway safety courses, etc.



Shapes used in furniture manufacturing

Consumers/Customers

Our efforts to engage consumers and customers in corporate social responsibility issues has urged us to improve the way we deal with them. This includes, among other things, the development of reliable products and services, clear and open communications, and excellent customer service.

Focus on Customers

In pursuit of a more open and closer relationship with our customers, as a means to ensure excellent customer service and satisfaction, we have organized our activities around Market Units (MUs). We can therefore anticipate the needs of each market segment and work out appropriate solutions for them. Other important initiatives include the development of e-business, the implementation of new distribution centers and the recruitment of resident engineers.

Open Channel

We maintain an open communication channel through the Internet with our customers and anyone in search of information about CSN at www.csn.com.br. We also participate in a variety of events (e.g. trade shows, exhibitions, etc.) and broadcast advertising messages to encourage the use of steel. A notable initiative in this area is the *Premiação CSN na Construção Civil* (CSN Civil Construction Award), granted to architecture students. Our concern with the environment is also disseminated through messages on the importance of recycling and the environmental benefits attached to the use of steel products. Finally, our communication with the market is supported by internal actions, which include looking into customer complaints, handling cases of non-conformity, and preparing prevention reports.



Working Side By Side

We have set up CSN branches inside our customers' plant facilities to follow their industrial processes and utilization of steel products, and also to facilitate just-in-time delivery. We have thus succeeded in helping them to lower inventory levels, generate savings, and streamline production processes. Furthermore, we have posted resident engineers in the very production facilities of some customers, to ensure product quality and propose new solutions for CSN steel applications.

Handling Products With Care

Our concern with product quality is not restricted to the production itself. In fact, it applies to the entire process chain, including the moment in which products leave the plant. They are all properly packed in various formats, according to customer requirements, accompanied by all the necessary documents and complying with the costumers' specifications. Customers can follow up our production process and product delivery through the Internet. Finally, we have already reviewed our product catalogs to comply with our customers' information needs regarding packaging, technical specifications, etc.



Environmental awareness being developped among public school students in Volta Redonda (RJ)

Community Work

Gone are the days when the social responsibility of corporations was restricted to figures and results. Time and experience have taught us that developing people means, also, developing the corporations that invest in them. In other words, to contribute to the advancement of communities and, consequently, to the quality of life of employees is something that can do wonders for any business, involving companies and communities in a joint effort to shape a better world.

Ever since we chose to include corporate social responsibility as part of our mission and business strategy, we have focused our attention on professional education and concentrated our efforts on the communities where we maintain business operations. The funds raised by Fundação CSN are invested in three fronts: Professional Education, Environmental Awareness, and Community Development Programs (see Attachment 2).

Open Communication Channel

Implemented in 2001, the web site run by Fundação CSN (www.fundacaocsn.org.br) has become an open communication channel of paramount importance for the Company. In addition to collecting suggestions, complaints and comments on all projects, the site also provides information about all the projects undertaken and maintained by Fundação CSN, as well as its activities in the communities where CSN operates. Finally, its is through this channel that the Company responds to the opinions expressed by such communities in relation to the potential impact of its operations.

Full Disclosure In Environmental Issues

To support our action fronts and to better serve the community, we maintain a Green Line, i.e. a toll-free number (0800-2824440) that handles inquiries and complaints concerning the Company's environmental impact and initiatives.



Marcelo Coelho, an artist from Itaguai (RJ), presents his work for the first time in Fundação CSN's Art Gallery, in Volta Redonda (RJ) under Project *Garoto Cidadão*

Incentives For Volunteer Work

Although we have not yet settled any incentive program for volunteer work, we have already taken a few steps in this direction. A case in point is the *Programa Miniempresa* (Small Business Program), implemented by Fundação CSN in partnership with *Associação Junior Achievement* (Junior Achievement Association) in Volta Redonda (RJ). Six small businesses have already been created by students, since the beginning of this program in 2000. The classes are delivered by CSN executives and managers, as well as management leaders and other professionals engaged in production, marketing, finance and sales, who volunteer to share their views of the market and day-to-day experience with the students. The project targets secondary students from local public schools in Volta Redonda and from ETPC – *Escola Técnica Pandiá Calógeras* (Pandiá Calógeras Technical School), who can thus experience the routine and the challenges of a business corporation. Moreover, the program stimulates entrepreneurship among the students, helping them to choose a profession and find their way into the job market.





Baking School Irmã Zilá, maintained by *Projeto Acontecer*, teaches both baking techniques and entrepreneurship to youngsters from *Volta Redonda (RJ) communities.*

Ethical Conduct

At CSN, illegal practices such as child labor are expressly discouraged. Our contracts with product suppliers and service providers include specific provisions regarding such practices. This is intended to prevent them and to encourage compliance with the Child and Adolescent Labor Act.

Integrated Action

To ensure the consistency of our social initiatives, we have migrated from philanthropy to Social Responsibility. Isolated projects have given way to proactive, integrated action in partnership with the communities and based on a comprehensive diagnosis of their social problems.

Two projects – namely *Rede* (Networking) and *Acontecer* (Making it Happen) – can illustrate this concept of integrated action. The first is intended to fund philanthropic entities in the areas where CSN operates, exchange information and share experiences with them around issues such as sustainability, fund raising, income generation and partnerships. Seminars, lectures, courses and other events are organized to build a network for the development of the third sector.

Projeto Acontecer, on the other hand, provides support to groups with projects related to community development, environmental awareness or income generation. The web site maintained by Fundação CSN acts as a catalyst for new partnerships and as an entry gate for those wishing to apply for support and sponsorships. The requests are then analyzed by our project funding committee.

Based on a diagnosis of each community's needs, as compared to its own strategic planning, Fundação CSN defines grants and budgets, and determines whether the social programs maintained are indeed sustainable. The entire procedure is evaluated and approved by its Councils and CSN's management.

Computing technician Gustavo Soares Bastos, a former ETPC student, is now employed by Brazilian newspaper "O Globo".


CSN
IN CONCERT
prazer.

Musicians formed under the CSN in Concert Project perform along with Brazilian pop singers such as Guilherme Arantes.

Support To Cultural Events

Although it sponsors several cultural events, only R$ 250 thousand (2.75% of the total investments made by Fundação CSN) have returned to CSN in the form of tax incentives for cultural activities.

Solidarity

In 2001 we participated, for the first time and along with Fundação CSN and CBS Pension Fund, of a traditional Christmas solidarity campaign named *Campanha Natal Sem Fome*, conceived by deceased sociologist Herbert de Souza, also known as Betinho, one of the most prominent Brazilian activists against poverty and social exclusion. For this, we mobilized 9,000 employees and also several partners. With their contribution and the Company's own donations, we collected more than 41 tons of food, which were passed on to philanthropic entities in Rio de Janeiro, Volta Redonda and Itaguaí (RJ), Araucária (PR), Arcos and Congonhas (MG). These donations were further reinforced by the population, who attended the Christmas concerts promoted under the *Projeto CSN in Concert* and contributed with tons of imperishable food.

Solidarity, in the form of food donations, is also encouraged in the concerts and other events promoted by Fundação CSN under the *Projeto CSN in Concert*. In 2001, we collected 72 tons of food, which were distributed in the cities where CSN operates.



Dialogue

As part of our strategy to promote the concept of social responsibility, we participate in several discussion panels organized by Gife, Ethos, Funperj, Fundamig and the Corporate Councils for Social Responsibility, Environmental Conservation and Water Resources of the Firjan System. With regard to community development, Fundação CSN is registered with the Municipal Councils for Social Assistance and Legal Protection of Children and Adolescents in the cities of Volta Redonda (RJ) and Congonhas (MG). As for the environment, we are affiliated to the River Basin Committees and multiparty associations, along with other sectors of the society. The purpose of all this involvement is to establish forums on the continued practice and growth of social responsibility, in Brazil and elsewhere. Acting on the idea of gathering other companies around our community development programs, which are implemented individually or in partnership with other organizations, NGO's and government agencies, Fundação CSN has assumed an effective role in discussion groups to advocate its views and consolidate its position as CSN's social link to be recognized nationwide, and also as a reference in Professional Education in Brazil.

Following a long period of adjustment, Fundação CSN finally defined the focal point of its actions in 1998 and centralized CSN's community development efforts. In 2001 we drew the first plans for an accurate evaluation of the projects to be implemented as of 2002. Surveys will be used to determine whether the ultimate objectives of such projects have been achieved, so that more effective actions may be taken, if necessary.

Government and Society

CSN's relationship with inspection, regulatory and government agencies is based on respect and strict conformity to all effective legal requirements, due observance of honesty and integrity standards, and compliance with national, international and specific regulations.

It is our policy to abstain from attitudes with political connotations or partisanship, or which might otherwise disseminate any form of discrimination or anti-social behavior. Nevertheless, the Company is open to the dialogue with politicians, regardless of their political affiliation, as a means to disseminate information and promote a clearer understanding of the steel industry.

CSN's Ethical Code – which was recently revised by employees of all hierarchical levels, under a very innovative project – contains a specific policy that discourages all kinds of unethical practices.

The Environment

Volta Redonda – A Year of Transformation

The numbers demonstrate that 2001 was a year of consolidation of the environmental improvements implemented in Volta Redonda. As part of a major engineering effort by CSN, such changes resulted primarily from a number of projects implemented at the Presidente Vargas Plant under the TAC – Termo de Ajustamento de Conduta, a commitment signed on 27 January 2000 with FEEMA – Fundação Estadual de Engenharia do Meio Ambiente, the State Department for Environmental Protection and Sustainable Development, and the Office of the Rio de Janeiro General Attorney. This commitment sets forth 130 actions for environmental control, as defined by two technical audits performed in 1998 and 1999, to make sure that the plant's operations comply with the environmental regulations in effect and to be developed until December 2002. However, CSN chose to do more than that, i.e. to exceed the legal requirements, in order to become a benchmark in the Brazilian steel industry. In 2000 and 2001, we met all the deadlines agreed to, often completing the projects ahead of time – particularly those with the greatest impact.

The accomplishment of projects with the greatest impact began to yield significant results towards the end of 2001, marking a real turning point in terms of air and water pollution control, respectively in Volta Redonda and the Paraíba do Sul River, the main source of water supply for the population in the state of Rio de Janeiro. The effectiveness of such initiatives is measured systematically through monitoring systems and campaigns.

With regard to the environmental management, the year 2001 was also a period of important changes at the Presidente Vargas Plant. As we get closer to the finish line for the ISO 14001 certification, the changes in our corporate culture become more evident, confirmed by unquestionable facts and data. As far as our corporate image is concerned, the numbers obtained from CSN Green Line – an open channel of communication between the Company and the community – reveal that these changes are perceived by society. In the press, indicators show that the negative image associated with CSN in the past is now completely changed.

ıava sprouts replanted at CISA –
aucária (PR)





Clean Air

The most sensitive thermometer of environmental improvement is the quality of the air in Volta Redonda. Altogether, 16 major projects were accomplished in 2000 and 12 in 2001, for the purpose of controlling the air emissions generated by CSN's operations in the city.

The improvement in the quality of the air in Volta Redonda was accurately measured throughout the year 2001 by a system of air pollution monitoring stations jointly operated by FEEMA and CSN. The system comprises nine stations: four semi-automatic stations maintained by CSN, two semi-automatic stations operated by FEEMA, and three fully-automated telemetric stations that generate meteorological data and register the concentration of 12 different air pollutants every 15 minutes, 24 hours per day and 365 days per year.

These records are used to compile a data base about the quality of the air in the city. It is capable of detecting, with great accuracy, any deviation from the legal quality standards. Such standards indicate the limits above which air pollution may be harmful to the human health (primary standards) and other forms of life, i.e. animals and plants (secondary standards). The air pollution in Volta Redonda remained below these limits throughout the year 2001. According to an international scale used to rate the quality of air as "good", "regular", "inappropriate", "polluted", "very polluted" and "critical", the air in Volta Redonda was found to range between "good" and "regular". The latter does not imply any hazardous condition for the human health, animals or plants, because the air pollution is still within the limits permitted by law. According to data published by FEEMA, the air in Volta Redonda is just as clean as it is in the least polluted places within the metropolitan area of Rio de Janeiro.

There was also a significant and unquestionable reduction of the amount of dust in the air, both in terms of the total amount of particles (see graph above) and gases, such as benzene, which can be inhaled. If we compare the data generated by the automated stations in 1995/96 and in 1999, during the campaigns conducted by FEEMA, we will find that, with regard to the concentration of particulates, the air in Volta Redonda remained within the primary and secondary legal limits at all points. Finally, considering the concentration of benzene, the registered values were inferior to the German standards in thoroughfares (15mg/Nm^3) and residential areas (2.5mg/Nm^3), and also inferior to the Canadian reference levels (9mg/Nm^3). The city's average is 1.5mg/Nm^3.



Jsina Presidente Vargas' Stock House #2 Dedusting System



From Industrial Waste to Clean Water

The year 2001 saw a dramatic reduction of the water pollution in the Paraíba do Sul River. Before that, the proliferation of the Microcystis algae, which produce hepatocarcinogenic toxins, was the subject of newspaper headlines and discussions among environmentalists. The responsibility for the deterioration of the Paraíba do Sul River was attributed to the most important source of water pollution today: the dumping of more than 85% of household waste *in natura* into the river basin, in all cities.

By contrast, CSN's water pollution control projects are now regarded as a model to be followed. All the parameters measured at the Plant's main waste disposal outlet – where more than 90% of its liquid waste is discharged – declined significantly. Their annual average values are already strictly within the limits permitted by law.

A campaign conducted by CSN from February to October 2001, in conjunction with the Environmental Commission of Rio de Janeiro's State Legislature, to monitor water pollution levels demonstrated the effectiveness of the Plant's Biological Waste Treatment Station (BWTS), in operation since December 2000. The main pollutants treated by the BWTS show higher concentrations upstream from the point of CSN's discharges than downstream. In 2001, this station began to recycle the effluents from the treatment process, for reutilization in the Plant's production lines. This initiative has helped to reduce the water intake from the Paraíba River (see graph below) and to progressively eliminate important pollutants from CSN's discharges.

In addition to the BWTS, other important projects were undertaken in 2000 and 2001, to prevent accidental spills of acid or alkaline solutions from the rolling mill into the river, as well as the discharge of alkaline effluents from the lime plant. Thanks to such initiatives, these problems ceased to exist in 2001.


Water Consumption (m^3/ steel ton)
116.57
114.63
101.78
100.05
72.30
74.10
59.70
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001

Detail of the Effluents Treatment Station from the Sintering Plant

From Residues to Profits

Last year, the Company identified and catalogued all the industrial residues generated by the Plant and began to implement a computerized system to track them down. With this system, it will be possible to tell, at any time, the exact quantity and location of each type of residue. It will also enable the Company to manage any attendant risks and to ensure higher profits from the sale of scraps converted into market valued co-products. These include carbochemicals, liming residues, steel aggregates (scoria), metal slag, one-way scraps, metal or carbonaceous dust and mud, unserviceable scraps and unused products (e.g. residual coke, plates and billets). In 2001, 6% of all residues generated at Usina Presidente Vargas were recycled internally and 67% directed to the production process or sold as co-products. The remainder was used for co-processing in cement furnaces or dumped into industrial landfills.

It is worth noting that this "eco-business" is generating increasingly high volumes of revenue and income. This means converting the risks and costs associated with the appropriate disposal of waste materials into guaranteed profits that are also ecologically correct and controlled. The graph below shows the evolution of CSN's total scrap sales (more than 97% of which are generated in the plant).

These co-products obtained from manufacturing residues are analyzed with regard to their potential environmental hazards, and considered to be safe for the human health and the environment. Some of them serve as substitutes for materials extracted from non-renewable sources in nature, and are therefore sustainable alternatives with a reduced global impact.

Another possibility lies in the use of residual gases from the steel milling process (byproducts from the blast furnaces, coking and steelmaking), which used to be burned into the atmosphere. Today, they are channeled to mixed cycle boilers and used to co-generate electric power. In 2001, when the country was affected by a serious energy crisis, CSN's second thermoelectric power station broke all records by generating 264 MW during peak operations (the unit's nominal capacity is 238 MW). It thus secured more than 60% of the Plant's total energy consumption, thus sparing the Brazilian electricity system of an equivalent amount of power. In addition, it helped the Company to save more than R$ 12 million per month on energy bills. The graphs below demonstrate this cost reduction.


Specialty Sales Evolution - RS thousand
80,000
60,000
40,000
20,000
0
40,741
22,065
6,069
4,820
8,824
82,519
61,143
1
2
3
4
5
6
7
1999
2000
2001
1 - Carbo-chemicals
2 - Residues
3 - Liming residues
4 - Unserviceable scrap
5 - Unused products
6 - Total
7 - Income

Note: Results before ICMS, IPI, PIS and COFINS.


Total Energy Consumption (TJ/steel ton)
30
25
20
15
10
5
0
29.10
28.70
27.80
28.00
23.12
24.81
19.73
1995
1996
1997
1998
1999
2000
2001


Electric Energy Purchases (TJ)
10,000
8,000
6,000
4,000
2,000
0
10,452
8,128
5,608
3,952
1998
1999
2000
2001


ISO 14001
A P
C D

Employees being trained in the company's environmental policy

A New Corporate Culture

CSN has definitely embraced the environmental cause. So far, 7,820 operations employees were trained in the Company's Environmental Policy, totalling 19,550 hours of instruction. All the environmental aspects and risks associated with our operations have been systematically mapped, and their potential impacts are now managed by those who generate them, under an Environmental Management System modeled around ISO 14001. Twenty professionals have been trained in internal audit procedures and 245 workers from the operational area have been trained in the general standards of the Environmental Management System. Our objective in 2002 is to obtain the ISO 14001 certification for the Plant.

The practice of reporting environmental events — incidents, hazardous conditions and situations that might lead to environmental accidents — is already remarkably consolidated. Seven hundred and sixty-three events with no significant environmental impact were reported internally by the Plant's operational personnel in 2001, thus allowing the Company to take appropriate preventive measures. As one of the targets to be achieved by all the plant employees under the Profit Sharing Program, the voluntary reporting of events has turned out to be a valuable tool for preventing pollution, as well as the continuous improvement of the systems and the equipment installed for environmental control. The year 2001 registered no significant or serious accidents, and no fines were issued for Usina Presidente Vargas.

Congonhas and Arcos (MG): A Year of Consolidation

The Casa de Pedra and Bocaina Mines, located respectively in the cities of Congonhas and Arcos (both in the state of Minas Gerais), went into operation in the 1940s. Since then several changes have taken place, beginning with the mechanization of the mining activities in the 1950s, followed by the company's restructuring and privatization, which occurred in the 1990s. It was also in the 1990s that the mines began to implement their own Environmental Management Systems, and finally obtained their environmental licenses: Casa de Pedra in 1998, and Bocaina in 2000. In the year 2000, Casa de Pedra took an important step by obtaining the ISO 14001 certification. New operating processes, embodying the principles of environmental conservation, are now practiced by every worker on a daily basis.

In order to maintain its ISO 14001 certification, the Casa de Pedra Mine was subject to two external audits. The auditors reported the accomplishment of several projects for environmental control: improved greasy effluent treatment systems, recovery of deteriorated areas, separation of residues for recycling, substitution of equipment considered to be hazardous, as well as a complete review of standard operating procedures. Another highlight was the recovery of damaged areas in the old manganese mining facilities located in Conselheiro Lafaiete (Água Preta and Cocoruto), as well as environmental training/awareness programs for all employees and service providers about water/power consumption and waste, intended to encourage them to preserve non-renewable natural resources.





Humidifying System for the coal stacks at Sepetiba Port

Sepetiba (RJ): Changes and Commitments

At TECAR – *Terminal de Carvão do Porto de Sepetiba* (Coal Terminal at Sepetiba Port), the year 2001 was marked by the implementation of several environmental commitments under a TCA – *Termo de Compromisso Ambiental* (Commitment of Compliance with Environmental Regulations), signed on November 30 with FEEMA and the State Department of Environmental Conservation and Sustainable Development. Even before that, the terminal was already engaged in action plans to address environmental issues.

In this context, action plans were prepared for the entire terminal, covering its unloading operations on the piers, storage and piling activities in the yards, and reloading of trains/trucks. In order to prevent accidental dumping of coal into the sea, stop-gap measures were taken (e.g. canvassing of the ships' broadsides) while permanent gutters were designed for the ships' unloading platforms, which are scheduled to be installed in 2002. The Company also began to install spray nozzles on the Unloading Platform, in order to reduce the amount of coal dust during the unloading operations.

With the revamping of the draining system in the storage yards and the construction of bailers to retain the solid waste in the draining canals, the quality of the effluents was improved significantly. A program was implemented to monitor the effluents from the coal and zinc storage yard, thus allowing the Company to analyze them for future treatment.

In order to diminish the emission of particulates in internal thoroughfares and storage yards, the chosen technique was the utilization of a tanker, equipped with pumps, hoses and spray nozzles. The coal piles are dampened with water vapor guns. Air pollution is measured by two stations installed in neighboring areas, which allow the Company to monitor the level of inhalable particulates and their metal content, found to be within the legal limits throughout the year 2001. The graph below presents the scope of such actions.

Araucária (PR): A Year of Implementation

The Rolled & Coated Steel Unit is currently under implementation, and only the Service Center was in operation in 2001. The activities carried out in this area, namely cold cutting, bending and laser welding of steel plates, do not produce liquid or gaseous industrial effluents. As such, they are characterized as having a potentially low impact on the environment.

Sewage is treated through an activated-sludge process, and the resulting effluents are pumped into a receiving tank. In 2001, the solid residues were classified and sent to other companies for recycling. Surface waters and water tables were constantly monitored to determine their purity.

The activities in the building sites of the new units were also continuously monitored, in order to prevent any damage to the environment.

Inhalable particles (PM10) at Itaguaí – monthly averages from August 2000 to August 2001


125
100
75
50
25
0
08/00
09/00
10/00
11/00
12/00
01/01
02/01
03/01
04/01
05/01
06/01
07/01
08/01
Annual standard – 50µg/m³
Daily standard – 150µg/m³
Vila California
Brisa Mar

Criciúma ■ Siderópolis ■ Treviso ■ Capivari de Baixo (SC) – A Year of Environmental Recovery

The year 2001 was marked by successful initiatives to recover the deactivated coal mining areas in the southern part of the State of Santa Catarina. Such areas, which supported the steel milling operations of the Siderbrás Complex until 1989, were incorporated into CSN's liabilities in 1993, when the Company was privatized and commited itself to their environmental recovery.

The most outstanding initiatives ocurred in Siderópolis, where Lot 44's topography has already been restored. The renewal of the vegetation cover has already begun, with the use of a kind of turf especially grown for this purpose, and proven to be exceptionally fast-growing in experimental applications.

At Moronzini, in Treviso, CSN commissioned a comprehensive hydrogeological study with Waterloo, a company based in Canada and specialized in underground pollution control. The study, conducted in 2001, identified a number of subsurface flows which contributed to the contamination of lagoons, and the basic remedial project has already been completed. The executive project will be developed in 2002 by a multidisciplinary team from UNESC – *Universidade do Extremo Sul Catarinense*.

At Funil, the most seriously damaged area in Siderópolis, CSN had a hydrogeological study conducted by IPH – *Instituto de Pesquisas Hidrológicas* (Hydrologic Research Institute) of UFRS – *Universidade Federal do Rio Grande do Sul* (Federal University of Rio Grande do Sul) in the areas adjacent to Siderbrás' deactivated mines, where other mining companies operate. The study identified the contribution of subsurface flows and individual mines, as well as activated coal washing plants operated by such companies, to the deterioration of the environment. As a result, a remedial executive project will be prepared by the same multidisciplinary UNESC team in 2002.

At Capivari de Baixo, CSN continued to recover an area known as Estiva dos Pregos. The process, initiated in November 1997, consists in utilizing the ashes from Gerasul's Jorge Lacerda Thermoelectric Complex to fill the mines. After that, the ashes will be covered with clay and will receive a new vegetation cover. By December 2001, 82% of the area had already been recovered. The total area at Estiva dos Pregos amounts to 110 ha, and approximately 6 million m^3 of ashes have already been used in this process. The environmental recovery project is scheduled for completion in late 2002.

Other sites that require environmental recovery in Capivari de Baixo are the decantation basins for Fine Carbonaceous Residues (FCR), which were sold to a mining company named Metropolitana in 2000 for remining. The sale was conditioned to the environmental cleaning up of the area by the buyer company, according to a commitment signed with FATMA – *Fundação de Amparo à Tecnologia Ambiental* (Environmental Technology Foundation), Santa Catarina's state environmental control agency. Of the eight remining and environmental restoration steps defined the referred commitment, the first was fully accomplished in 2001, as it was verified by a specialized independent agent. The next steps, which involve filling the basins with ashes, covering them with clay and then with new vegetation, are scheduled for implementation over the next five years.

A final event worthy of note is the court ruling against CSN in a civil suit for damages, filed in 1986 on account of environmental damage to a property in Criciúma. The damage was caused by the collapse of pillars in the deactivated underground mines, which in turn caused part of the property in question to sink in and flood. CSN's appeal against the value of the indemnification is now under consideration by the court.

Costs and Capital Investments in Environmental Projects

CSN's capital expenditures on environmental projects are concentrated on a specific classification defined in its own budgeting and cost control system. It also uses a computerized environmental cost control system to automatically search through the Company's accounts management system for all the outlays registered as costs and classified as environmental capital expenditures, based on spreadsheets generated by SIGMA – *Sistema de Gerenciamento de Manutenção* (Maintenance Management System) and MES – Manufacturing Execution System. The tables and charts below consolidate the amounts extracted from the Company's accounting records for such costs, during the period from January 1st to December 31st, 2001. These capital investments and costs exceed R$ 150 million.


Capital Expenditures - Environmental (R$ thousand)
16.7
48.9
1.8
1.5
68.9
70.4
32.9
9.0
0.6
112.9
63.3
20.2
6.6
0.9
91.0
1999
2000
2001


Environment Expenses (R$ thousand)
16.3
22.2
2.9
1.9
43.2
15.4
34.5
5.9
3.9
60.0
19.2
29.5
3.5
7.7
60.0
1999
2000
2001

Atmospheric pollution control

Water resources pollution control

Soil pollution control - by-products management

Environmental managment

Total

Contributions to Joint Efforts and Relationship With the Community

Participation in associations and other forums

CSN supports and participates actively of the following forums, related to the establishment of general policies and programs intended to promote effective actions for environmental conservation and sustainable development:

CNI	Conselho de Meio Ambiente da Confederação Nacional da Indústria (Environmental Council of the National Industries Confederation)
SENAI	SENAI – Serviço Nacional de Aprendizagem Industrial (National Service for Industrial Apprenticeship)
FIRJAN	Federação das Indústrias do Estado do Rio de Janeiro (the State of Rio de Janeiro Federation of Industries) – Conselho Empresarial de Meio Ambiente (Corporate Council for the Environment) and Conselho Empresarial de Recursos Hídricos (Corporate Council for Water Resources)
FIEMG	Federação das Indústrias do Estado de Minas Gerais (the State of Minas Gerais Federation of Industries)
FIEP	Federação das Indústrias do Estado do Paraná (the State of Paraná Federation of Industries)
CEBDS	Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável (Brazilian Corporate Council for Sustainable Development)
ABNT	CBs and CEETs ambientais da Associação Brasileira de Normas Técnicas (Environmental Standards and Requirements established by the Brazilian Association of Technical Standards)
CEIVAP	Comitê da Bacia Hidrográfica do Rio Paraíba do Sul – RJ (The Paraíba do Sul River Basin Committee)
AMPAS	Associação de Usuários das Águas do Médio Paraíba do Sul – RJ (Association of Mid-Paraíba do Sul River Water Users)
CIBAPAR	Consórcio Intermunicipal da Bacia do Rio Paraopeba (Inter-municipal Consortium of the Paraopeba River Basin)
ADECON	Associação de Desenvolvimento de Congonhas (Association for the Development of the City of Congonhas)
Agenda 21 de Volta Redonda (Volta Redonda's 21st Century Agenda)	
ABM	Associação Brasileira de Metalurgia (Brazilian Metallurgy Association)
IBS	Conselho de Meio Ambiente do Instituto Brasileiro de Siderurgia (Environmental Council of the Brazilian Steel Institute)
ILAFA	Conselho de Meio Ambiente do Instituto Latino-Americano de Siderurgia (Environmental Council of the Latin American Steel Institute)
IISI	Conselho de Meio Ambiente do Instituto Internacional de Siderurgia (Environmental Council of the International Iron and Steel Institute)



Open Doors to the Community

In 2001, CSN received approximately 15,200 visitors on guided tours through its operating facilities. Such visitors included high-school level students, neighbors and neighborhood associations, retirees, employees' relatives, undergraduate and graduate students, investors, journalists – as well as professionals from non-governmental and government entities related to the Departments of Justice, Environmental Control and Health, among others.

The projects underway at Usina Presidente Vargas, in Volta Redonda, within the TAC -- *Termo de Compromisso Ambiental* (Commitment of Compliance with Environmental Regulations), were audited not only by external auditors, but also by a Popular Monitoring Commission, composed by the representatives of 19 local civil entities, particularly professional associations, confederated neighborhood associations, non-governmental organizations, members of the city's executive and legislative branches, as well as the State of Rio de Janeiro Legislature. The Commission audited the projects underway on a monthly basis and issued two reports with their conclusions, at the end of each semester. Furthermore, two public meetings were held in 2001 to present the results of the external audits conducted by an independent company, by FEEMA and by the Popular Commission, and also to report on the projects' progress and the general environmental performance of the Plant.

Environmental Conservation Initiatives

CSN maintains the following environmental conservation areas:

■ In Volta Redonda/RJ:

- Cicuta Forest Reserve (131 hectares)
- Urban coastal areas in Volta Redonda (28.4 hectares); recovery and reforestation
- Riverbank vegetation along Paraíba do Sul River, near the Volta Grande yard (500 linear meters); soil and vegetation recovery.

■ In Congonhas/MG:

- Legal Reserve of Casa de Pedra (602 hectares)
- Private Reserve of Jurema's National Park (436 hectares)

■ In Arcos/MG:

- Arcos Mine's Environmental Conservation Unit (108 hectares)
- Riverbank vegetation along Santo Antônio Stream and Candongas River; soil and vegetation recovery

■ In Porto Real/RJ:

- GalvaSud Woods (14 hectares)

■ In Araucária/PR:

- Ribeirão Cachoeira: banks recovery and cleanup

Environmental Licenses

In 2001, CSN obtained the following environmental licenses:

Preliminary License no. 001/2001
(landfill for discharge of Usina Presidente Vargas demolition and excavating debris)

Date of issue:
10/1/2001.

Expiry date:
10/1/2003.

Issuer:
Fundação Estadual de Engenharia do Meio Ambiente – FEEMA RJ (State Foundation of Environmental Engineering)

Installation License no. 91 (CISA)

Date of issue:
7/6/2001.

Expiry date:
7/6/2003.

Issuer:
Instituto Ambiental do Paraná – IAP.

Environmental Awards

CNI Award – Ecology 2001
State edition/Category: "Conservation of Production Supplies": first runner-up with the case of "Reutilization of effluents from the BWTS (Biological Waste Treatment Station), instead of water, for the granulation of scoria from the blast furnaces".

Master in Science and Technology 2001
Awarded by *Instituto de Estudos e Pesquisa da Qualidade* (Institute of Quality Studies and Research), under the Social Responsibility Category , for "Structured Actions in Environmental Conservation and Restoration".

A New Environmental Image

All these achievements have transformed our corporate image. CSN, and particularly the Presidente Vargas Plant, has consolidated its leading position as a proactive supporter of environmental protection. From 2000 on, and particularly in the year just ended, CSN's environmental project became an example to be followed, not only in the eyes of government agents acting in defense of the environment and public rights, but also in the opinion of environmentalists and community leaders.

In 2001, the Green Line – an open communication channel established by CSN to interact with the community, collect their complaints and provide information on the Company's environmental performance – saw two improvements: a toll-free number (0800 28244400) and national coverage. It is now possible to contact the Company's Environmental Department through the Green Line from any point in Brazil. Recent data suggest that CSN's operations caused less distress to neighboring communities in 2001 than in previous years. Despite the availability of a toll-free line – which, statistically, tends to increase the number of calls five or sixfold – the number of contacts actually dropped, from 153 calls in 2000 to 54 in 2001. The reason is that some of the previous issues have simply been dealt with and eliminated, and the complaints most commonly recorded last year were less frequent in 2001. This means that the Plant's potential impact on the neighboring populations has effectively improved.

The media has also changed its view of CSN for the better. If we look at the statistics on the Company's exposure in the media, particularly with regard to environmental issues, and compare the number of positive/neutral/negative opinions expressed in the local and national newspapers about the Company, using the amount of space, in square centimeters, dedicated to it as a quantitative indicator, we will observe a dramatic change from 1997 to 2001, as shown in the chart below. CSN's corporate image has changed, from a predominantly negative image to a strongly positive one.

The percent increase of negative publicity in 2001, as compared to the two previous years, was largely due to the attention dedicated by the media, during the months of April and May, to the court decision which sentenced CSN to pay 200 thousand reais in damages to the farmers living near the mining areas owned by the Company in the State of Santa Catarina. This lawsuit for environmental damages was filed in 1986, when the then state-owned company was still operating coal mines in the southern part of the country (427 of 770 cm2 of negative publicity).



CSN's Media Perception (%) – Environment
% negative-positive media exposure
100
80
60
40
20
0
10.000
8.000
6.000
4.000
2.000
0
Printed matter area, in square centimeters
1997
1998
1999
2000
2001
Positive and neutral
Negative
Total printed matter area, in centimeters

Social and Environmental Report 2001 – Figures

1) Calculation Basis	2001 (in R$ thousand)	2000 (in R$ thousand)	1999 (in R$ thousand)
Net Income	3.284.294	3.239.141	2.806.946
Operating Income	290.634	1.693.015	294.942
Payroll **	274.768	216.296	190.808

2) Internal Social Figures	Amount (in R$ thousand)	Amount (in R$ thousand)	Amount (in R$ thousand)
Food	8.000	7.371	6.300
Social Charges	92.858	92.324	80.295
Social Security	19.500	16.665	14.189
Health	31.057	25.534	22.200
Work medicine and security	35.000	7.500	254
Education	495	440	215
Culture	–	–	–
Professional training and development	1.673	4.000	1.600
Nursery and nursery assistance	90	86	79
Profit sharing	31.795	32.430	24.300
Others	1.643	1.560	1.623
Total – Internal Social Figures	222.111	187.909	168.801

3) External Social Figures	Amount (in R$ thousand)	Amount (in R$ thousand)	Amount (in R$ thousand)
Education	1.743	2.524	–
Culture	926	1.180	–
Health and Sanitation	–	–	–
Residence	–	–	–
Sport	6	26	–
Leisure and Entertainment	–	–	–
Nursery	–	–	–
Food	–	–	–
Others	604	564	–
Total Contribution to Society	3.278	4.294	–
Taxes (excluding social burden)	688.336	467.627	–
Total - External Social Figures	691.614	471.921	–

4) Environmental Figures			
Related to Operations	150.937	172.532	111.832
External programs and projects*	749	747	600
Total Environmental Investments	151.686	173.279	112.432

5) Employee Figures	2001 (in R$ thousand)	2000 (in R$ thousand)	1999 (in R$ thousand)
Number of employees at the end of period	9.179	9.302	9.343
Number of admissions during period	570	597	313
Number of third party employees	–	–	–
Number of women employees	975	931	1.010
% of lead posts headed by women	657	599	503
Number of black colored employees	10.80%	10.00%	12.50%
% of lead posts headed by black	2.029	2.119	2.246
% of lead posts headed by black employees	4.24%	4.09%	4.91%
Number of disabled employees	32	32	32

6) Relevant Information Regarding Entrepreneurial Citizenship			
Relation between the highest and the lowest remuneration	–	–	–
Total number of work accidents	104	118	102
The social and environmental projects implemented by Company were defined by:	directors ( ) directors and managers (X) all employees ( )	directors ( ) directors and managers (X) all employees ( )	directors ( ) directors and managers (X) all employees ( )
The safety and health standards in the work environment were defined by:	directors ( ) directors and managers (X) all employees ( )	directors ( ) directors and managers (X) all employees ( )	directors ( ) directors and managers (X) all employees ( )
Social security includes:	directors ( ) directors and managers ( ) all employees (X)	directors ( ) directors and managers ( ) all employees (X)	directors ( ) directors and managers ( ) all employees (X)
Profit-sharing includes:	directors ( ) directors and managers ( ) all employees (X)	directors ( ) directors and managers ( ) all employees (X)	directors ( ) directors and managers ( ) all employees (X)
In selecting suppliers, the same standards of ethics, social and environmental responsibility adopted by the Company are:	are not considered ( ) are suggested ( ) are required (X)	are not considered ( ) are suggested ( ) are required (X)	are not considered ( ) are suggested ( ) are required (X)
Regarding employee participation in voluntary work programs:	does not get involved (X) supports ( ) organizes and encourages ( )	does not get involved (X) supports ( ) organizes and encourages ( )	does not get involved (X) supports ( ) organizes and encourages ( )

7) Other Information

* In 2000 this investment was made in partnership with FUNBIO. CSN's participation was of R$ 747,412.00. FUNBIO apported the remaining portion (R$92,588.00).

** The 1999 and 2000 figures do not include the 13° salary, holidays and severance payments.

For further information:

All the information concerning the environment - tables and charts, results of the pollution monitoring efforts, projects and other initiatives, environmental policy and data related to the Management System are available on the following web site:

www.csn.com.br/english/index_ambiente.php3

Fundação CSN

Claudia Maria Jeunon Sousa
Executive Officer – Fundação CSN
Phone (55 24) 3344-6318
claudia.jeunon@csn.com.br

Meio Ambiente

Luiz Claudio Ferreira Castro
General Manager – Environment
Phone (55 24) 3344-6565
luizclaudio@csn.com.br



FUNDAÇÃO
CSN

O elo do trabalho com a cidadania.

www.fundacaocsn.org.br

Rua 21, nº 10 – 13º andar – Vila Santa Cecília
Volta Redonda – RJ – 27269-900
Phone (55 24) 3344-6083 / 3344-3009
Fax: (55 24) 3344-6470
fundacao@csn.com.br




FUNDAÇÃO
CSN

O elo do trabalho com a cidadania.

www.fundacaocsn.org.br

Attachment 1 – People Management

Programs developed in 2001

Projeto Educar (Educate Project)

Regular and structured courses, comprising basic (5th to 8th grade), secondary and technical education, available for all employees, and intended to qualify them for the better performance of their tasks. Under the Project:

- 45 employees completed their basic education
- 425 employees completed their secondary and technical education
- R$ 500 thousand were invested

MBA Empresarial (MBA for Professionals)

A special MBA program, developed in conjunction with Fundação Dom Cabral (Dom Cabral Foundation), one of the leading MBA institutions in Brazil, specifically focused on the Company executives. The program is designed to update and improve their knowledge of modern corporate management concepts.

- 60 executives attended the program
- R$ 1.7 million were invested by the Company

Private Pension Fund

Developed by Caixa Beneficente dos Empregados da CSN (CBS Previdência), CSN's employees pension fund, this plan is intended to assist and provide benefits to retirees, beneficiaries and active participants.

- 25 thousand participants from CNS's staff
- 17.1 thousand retirees, beneficiaries and employees received benefits from the plan
- R$ 92 million in payments made to participants
- $ 8 million granted in loans

PSP (Profit-Sharing Program)

A management and personal motivation tool whereby a percentage of the Company's profits is distributed among the employees.

- The program is in its fourth consecutive year
- R$ 31.8 million were distributed in 2001

Programa Vida Saudável (Healthy Living Program)

This program is designed to promote a healthy lifestyle among employees and their families, by dealing with issues such as chemical addiction, diabetes and obesity, as well as guidance on family budget management

- 88 employees and dependents attended the annual meeting on diabetes
- 746 appointments were made
- 7 talks about diabetes were held and attended by 217 employees from several Company units
- 1,033 people (employees, supervisors, relatives and the community) received preventive care and treatment on chemical addiction
- 7 talks about chemical addiction were held and attended by 242 employees from several Company units
- 6 talks about family budget were held and attended by 171 employees from several Company units
- 113 employees attended events related to quality of life and safety/security
- 5 talks about domestic violence were held and attended by 190 employees



FUNDAÇÃO
CSN
O elo do trabalho com a cidadania.
www.fundacaocsn.org.br

Attachment 2 – Projects Implemented by Fundação CSN

Professional Education

Escola Técnica Pandiá Calógeras (ETPC)

ETPC is located in Volta Redonda, State of Rio de Janeiro. It is a technical school focused on preparing technical professionals and entrepreneurs through courses oriented towards the job market.

- 1,742 students enrolled in Telecommunications, Electronics, Information Technology, Electromechanical, Metalmechanical and Occupational Safety technical courses offered along with secondary education programs.
- 35% of the places offered by Universidade Federal Fluminense (Rio de Janeiro State Federal University) in Production, Metallurgic and Mechanical Engineering were taken by ETPC students.
- 664 students were granted scholarships, 85% of which were reserved for students from public schools.
- 40 students and 10 teachers attended the English course offered by Cultura Inglesa Online through the Internet, in partnership with ETPC.
- 571 unemployed workers or first-time job applicants attended the free courses delivered under the Programa de Qualificação Profissional (Professional Qualification Program). This initiative resulted from an agreement between the Fundação CSN and the state of Rio de Janeiro Labor Department, Volta Redonda's local administration and SINE – Sistema Nacional de Emprego (National Employment System).
- 100 students from municipal schools José Botelho de Athayde and João XXIII, along with Escola Técnica Pandiá Calógeras (all of them located in Volta Redonda) were involved in the Programa Miniempresa (Small Business Program), developed in partnership with Associação Junior Achievement (Junior Achievement Association). The number of opportunities doubled in 2001, as compared to the previous year. Under this program, youngsters gained an understanding of how small businesses work, with the guidance provided by advisers (volunteer executives from CSN and other companies based in the south of the state of Rio de Janeiro).
- 80 fifth-graders from Getúlio Vargas and José Botelho de Athayde schools were provided with information and practical lessons about the organization and operation of businesses in a free market, through a project named Introdução ao Mundo dos Negócios (Introduction to the World of Business).
- 11 high school juniors accompanied executives during a workday, under a program named Projeto Empresário Sombra (Project Shadow Entrepreneur).

Centro de Educação Tecnológica General Edmundo Macedo Soares e Silva (CET).

Located in Congonhas, in the state of Minas Gerais, CET prepares qualified technical professionals.

- 75 professionals were trained in special courses to work for Magnesita Service and Ferteco as maintenance mechanics and electricians, welders and mechanical equipment's maintenance technicians.
- 93 professionals were qualified under the Advanced Programs for Mechanical Equipment's Maintenance Technicians and Local Tourist Guides. This initiative is a result of a partnership with Sestacad – Secretaria Estadual do Trabalho de Minas Gerais (Minas Gerais State Labor Department).
- 1,386 unemployed workers and first-time job applicants were trained in Mechanics, Electricity, Welding and Civil Construction with funds provided by FAT – Fundo de Amparo ao Trabalho (Employment Assistance Fund).
- 235 students were granted full scholarships for industrial apprenticeship.

Community Development

CSN in Concert

This project is intended to identify and promote new talents, provide professional training, and encourage attitudes of solidarity through musical concerts. It also includes an Experimental Band that prepares young performers for the music market. Results:

- 52 musicians in the Symphonic Band
- 50 voices in CSN's choir
- 19 concerts, 15 of which for charity
- 45 thousand spectators
- 30 tons of food collected
- 36 entities benefitted

Garoto Cidadão (Young Citizen)

A project designed to help children and adolescents aged 14-18 to develop their self-esteem through sports, artistic and musical activities, and to identify new talents in the south of the state of Rio de Janeiro. Participants are also entitled to free dental care. Results:

- 200 children and adolescents involved, from the cities of Volta Redonda and Barra Mansa.
- Two entities benefitted: Casa da Criança e do Adolescente and Centro de Assistência Social Servir, both associated to the Pastoral da Criança.
- Participation in the Education Art Project promoted by MAM – Museu de Arte Moderna do Rio de Janeiro (Rio de Janeiro's Museum of Modern Art).
- 160 voices in the children's and juvenile choirs.
- 40 performers in the Experimental Wind Orchestra.

Acontecer (Making it Happen)

The project provides funding for income generation projects promoted by philanthropic entities, emphasizing social and community development and environmental awareness. This project includes the donation of equipment, food, toys and clothing to the entities registered by Fundação CSN.

- R$ 500,000 invested.
- 30 tons of food exchanged for tickets to the concerts promoted under the CSN in Concert Project, and donated to philanthropic entities.
- 36 entities of social assistance benefitted in Araucária (PR), Itaguaí (RJ), Arcos and Congonhas (MG), as well as in the southern state of Rio de Janeiro.
- 95 thousand uniform T-shirts donated to the Volta Redonda municipal schools.
- Five income-generation projects approved: Bakery Apprenticeship at the Irmã Zilá Day Care Center, Silk Screen Workshop at Casa da Criança e do Adolescente, both in Volta Redonda; Experimental Cooking at Apae in Araucária (PR); warehouse for handcraft and recycling workshops, and Experimental Cooking in Itatiaia (RJ); Apae and the Farmers and Fishermen's Cooperatives in Itaguaí (RJ).

Campanha Natal Sem Fome (Christmas Food Campaign)

In 2001 Fundação CSN participated, for the first time and in conjunction with CSN and CBS Previdência, of the Christmas Food Campaign, a statewide effort conceived by deceased sociologist Herbert de Souza, also known as Betinho, one of the most prominent Brazilian social activists against poverty and exclusion. In addition to the Christmas concerts promoted to encourage the donation of food by the community, Fundação CSN also organized an internal campaign among the Company's staff members.

- 41 tons of food were donated to entities in the cities of Volta Redonda, Itaguaí, Araucária (PR), Arcos and Congonhas (MG), and also to Rio de Janeiro's Committees for Civic Action.
- 27 entities were benefitted.

Rede (Networking)

This project is intended to train philanthropic entities' managers, providing them with information, technology and examples of successful social initiatives. The purpose here is to foster talents and qualify the entities' professionals and management team to excel in the services they offer the community.

- 280 people trained
- 120 philanthropic entities benefitted
- 3 seminars on topics related to the Third Sector
- 1 talk
- 1 training course

Sorriso Amigo (Friendly Smile)

Preventive dental care and treatment for the community and a training program for dentistry students. *Educar para Prevenir* (Educate & Prevent) is another project promoted by the Centro de Saúde Oral (Center for Dental Health) and developed in partnership with Casa da Criança e do Adolescente and Centro Social Servir. It should be noted that Fundação CSN offers internships to dentistry students under CSN's *Projeto Educar para o Trabalho* (Professional Education Project).

- 460 children and adolescents assisted
- 20 pregnant adolescents being assisted
- Children's clinic for children aged 6 months to 14
- Juvenile clinic for adolescents aged 14 to 18
- Clinic for pregnant adolescents aged up to 19
- Internship for 12 senior Dentistry students from Centro Universitário UniFoa de Volta Redonda (Volta Redonda's UniFoa University Center)
- 915 students from municipal schools in Barra Mansa participated of *Semana do Sorriso*, a one-week program focusing prevention and oral health care.

Artista Cidadão (Artist & Citizen)

In addition to identifying and stimulating new fine art talents, this projects offers artists an opportunity to demonstrate their civic responsibility through workshops organized for children and adolescents under the Young Citizen Project.

- 52 fine artists exhibited their work at Galeria do Recreio
- 12 exhibitions held during the 2001 season
- 5.5 thousand visitors
- 8 fine art workshops
- 200 children and adolescents involved in the Young Citizen Project

Seu Juca (Mr Juca)

This project is intended to develop audiences into appreciating musical performances. It prioritizes students from municipal schools, who have the opportunity to attend interactive symphonic orchestra concerts especially organized for them.

- 96 public schools involved
- 8 thousand students benefitted
- 8 didactic concerts held per year

Memória (Memorial)

Research and documentation assembled in order to preserve the the city's historic records, CSN's history and other important facts occurred in the country and elsewhere, from 1939 to 1993. The project was initiated in 2001, with the opening of Espaço Memória in Volta Redonda, in partnership with the local administration and with the technical assistance of Fundação Getúlio Vargas' CPDOC – Centro de Pesquisa e Documentação da História Contemporânea (Contemporary History Research and Documentation Center). This project also offers internships to history students at Fundação Rosemar Pimentel (Ferp), in Volta Redonda.

- Module I: Chronological panel showing the key events from 1939 to 1946, and titled: "Volta Redonda: Uma decisão política. Criação da usina" (Volta Redonda: a political decision. Plant Implementation). The project includes two other modules to be developed by 2003.

Esporte e cidadania (Sports & Citizenship)

This project includes sports and leisure activities for CSN employees, as well as the social actions held under the Young Citizen Project. It also offers teenagers from low income families free courses promoted locally, in addition to providing an opportunity for professional development to interns graduating in physical education.

- 200 poor children and adolescents involved
- 1 ton of food collected for donation in events organized for charity
- 12 interns

Espetáculo de fé (A Show of Faith)

The Passion of Christ is a show of faith staged in Volta Redonda, in partnership with the local government. It is considered a spectacular production and one of the city's major traditional cultural events.

- 150 actors on stage
- 82 thousand spectators

Environmental Awareness

É de Lei (It's our duty)

Training programs for public and private school teachers, encouraging them to plan educational activities focused on environmental conservation. The programs are conducted, free of charge, by the Centros de Educação Ambiental (Environmental Awareness Centers) in Volta Redonda, Arcos and Congonhas.

- 500 teachers trained in environmental awareness
- 20 thousand students involved
- 30 thousand students from municipal schools in Volta Redonda (RJ), Araucária (PR), Arcos and Congonhas (MG) participated in a writing contest about the environment
- 287 people (children, youngsters and adults) participated of the Vacation Programs
- 2,000 students involved in environmental awareness-raising activities
- Meetings with neighborhood associations in the area of Congonhas to encourage projects related to environmental awareness, citizenship and social responsibility
- Planting of trees on the banks of Maranhão and Santo Antônio rivers, as part of the Environment Week activities
- 6,573 people visited the Centro de Educação Ambiental/Núcleo Museológico Reserva do Corumbá, in – Arcos/MG (Center for Environmental Awareness/Museum of the Corumbá Forest Reserve)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: 
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: July 12, 2002